UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
915 + MAIN, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
South Carolina

Date of organization
January 30, 2017

Physical address of issuer
306 Randall St
Greenville, South Carolina   29609

Website of issuer
https://unionhouse.city/

Name of intermediary through which the Offering will be conducted
Vicinity, LLC

CIK number of intermediary
0001798542

SEC file number of intermediary
7-223

CRD number, if applicable, of intermediary
307772

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

Company shall pay to Vicinity at each closing of the offering a fee consisting of a 4% commission based on the dollar amount received from US investors in the Offering for all payments received.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Company shall pay to Vicinity a fee consisting of 2% in the form of shares offered to the public based on the dollar amount received from US investors in the Offering for all payments received.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities

Type of security offered
Class C LLC/Membership Interests

Target number of Securities to be offered
3,000

Price (or method for determining price)
$100.00

Target offering amount
$300,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
August 31, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$480,348	$435,348
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$336,870	$332,000
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$6,507	$5,929
Net Income	-$42,039	-$25,077

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 10, 2022

FORM C

Up to $1,070,000.00

915 + MAIN, LLC

Class C LLC/Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by 915 + MAIN, LLC, a South Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class C LLC/Membership Interests of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $300,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$20.00	$480.00
Aggregate Minimum Offering Amount	$300,000.00	$12,000.00	$288,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$42,800.00	$1,027,200.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants and compensation in the form of securities that would be received by Vicinity.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 10, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY

NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could

affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://unionhouse.city/
The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can

be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

915 + MAIN, LLC (the "Company") is a South Carolina Limited Liability Company, formed on January 30, 2017.

The Company is located at 306 Randall St, Greenville SC 29609.

The Company's website is https://unionhouse.city/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
915 + Main, LLC / Union House	915 Rutherford Rd, Greenville, SC 29609	Multi-tenant residential

The Offering

Minimum amount of Class C LLC/Membership Interests being offered	3,000
Total Class C LLC/Membership Interests outstanding after Offering (if minimum amount reached)	3,000
Maximum amount of Class C LLC/Membership Interests	10,700
Total Class C LLC/Membership Interests outstanding after Offering (if maximum amount reached)	10,700
Purchase price per Security	$100.00
Minimum investment amount per investor	$500.00
Offering deadline	August 31, 2022
Use of proceeds	See the description of the use of proceeds herein.
Voting Rights	See the description of the voting rights herein.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of South Carolina on January 30, 2017. We have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Matt McPheely who is Manager and Member since inception of the Company. The loss of Matt McPheely could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Matt McPheely in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the

Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: demand for office space, financial stability of tenants, and the health of our staff. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our future cash flow is dependent on the performance of our tenants.
We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues.

Competition could limit our ability to operate our business profitably.
Our real estate project will compete with other similarly situated and well-capitalized competitors to attract customers and tenants. Our competitors' properties may be high-quality, in a desirable location or have leasing terms competitive to what we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes and governmental regulations. Given our competition, we cannot assure you that it will be successful in generating expected returns, which would materially and adversely affect our business and results of operations.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties. Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Our business is dependent on perceptions by tenants of the convenience and attractiveness of our properties, and our inability to maintain a positive perception may adversely affect our revenues.
We are dependent on perceptions by tenants of the safety, convenience and attractiveness of our properties. If tenants perceive competing properties and other options to be more convenient or of a higher quality, our revenues may be adversely affected.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business.
Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. These provisions may limit the number and types of prospective tenants for the vacant space in such properties.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.
We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result

in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.

The inability of a single significant tenant or multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by our properties. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have an adverse effect on us and our results of operations.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.
Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating mixed-use projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

The financial distress, default or bankruptcy of our tenants would have an adverse effect on our business.
The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If our tenants do not perform their lease obligations; or we are unable to renew existing leases and promptly recapture and re-let or sell our properties; or if lease terms upon renewal or re-letting are less favorable than current or historical lease terms; or if the values of properties that we sell are adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

No current tenants or LOIs.
At this early stage in the project, there are no commitments garnered for occupancy. This will be a critical step in the success of the business to produce revenue.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.
The success of our business model will substantially depend on conditions in the commercial rental property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

Insurance held by the tenant may be insufficient to cover damage and/or losses.
Although we require our tenant's to carry insurance, they may fail to do so or may carry insufficient insurance to cover all losses. In such case, we may have to pay for replacements or repairs in order to restore the property to its prior condition. Due to the tenant's loss they may not be able to indemnify or reimburse us for such expenses which could adversely affect our business and results of operations.

In certain circumstances, the tenant may assign their lease without our consent.
Certain leases allow the tenant to assign the lease to a third party under certain conditions without our consent. We may not approve of such replacement tenant and such tenant may not possess the required credentials of one of our tenants. Regardless, we must accept such assignee and the risk such tenant poses to our property and ability to collect rents necessary for our business.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.
The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

To date, we have not generated revenue and do not foresee generating any revenue until completion of the project.
We are a startup Company and our business model currently focuses on completing site work requirements, renovations, and design costs, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 3 to 6 months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

Bank debt and priority position.
The Company currently has an approved $2.775 million construction loan and the bank holds the first position lien on the property.

Member debt.
Matthew McPheely has loaned the company $233,000 for expenses that is intended to be reimbursed as funding allows.

Additional capital required.
A minimum of $300,000 of equity capital is needed to complete the project and make ready for occupancy.

We may face obstacles in obtaining capital.
We may have difficulty raising capital in the future, as well as the inherent business risks associated with our company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, or reduce the scope of our developments, renovations, or marketing efforts, any of which may materially harm our business and results of operations.

We depend on third party service providers, suppliers and licensors in the development of the property.

In certain instances, we rely on single or limited service providers and outsourcing vendors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintain the property, including construction delays, cost overruns and redesigns. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants ability to conduct their businesses.

Permitting Risk.

The business may not obtain all necessary state and/or local permits that are required to build and house tenants.

Going Concern.

The reviewed financials disclose certain conditions that raise an uncertainty about the Company's ability to continue as a going concern.

Risks Related to the Securities

The Class C LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Class C LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class C LLC/Membership Interests. Because the Class C LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class C LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class C LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the Class C LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owner, Matt McPheely owns 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under South Carolina law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under South Carolina law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state

laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material property, each described below.

Description of the Property

The site for Union House was acquired 2017 and the following material improvements have been made since that time:
Demolition of existing home, subdivision into 4 lots, grading, utilities added, pervious paver driveway, perimeter fence installed, landscaping.

Property Manager

The Company self manages the property.

Property Revenue

Build 4 homes, rent homes to tenants
Property Condition

Our budget includes final land improvements, plus construction costs to build four detached homes. This will include laying foundations, framing, and finishing of each home.

3 of the 4 lots have building permits in-hand, and the 4th is conditionally approved, pending final changes to the grading plan.

Competition

Coliving and/or workforce housing projects in Greenville are few and far between. Most workforce housing is located further from the core of the City, or requires government subsidies of some kind. Our competition will come primarily from downtown studio apartments, which are substantially more expensive and under-supplied.

Financing

We currently have a construction loan of $2.775 M and the project requires at least $300K in equity.

Tenants

There are no LOIs at this time as the Company has not sought applications to date. There will be 24 total living quarters when complete. There is not currently monthly rent revenue for Union House as the project has not been built yet.

Regulation

Union House is subject to the following regulations

Government agency	Type of approval	Application Date
Greenville County	Building & Site Permits	Early 2022 (3 of 4 approved)

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Union House and the percentage owned:

Name	% owned
Matt McPheely	100%

Other Property Information

Business Plan

Workforce housing infill development: The property – on 1 acre – is positioned one mile from the core of Main St, on the northern edge of the North Main neighborhood on Rutherford Rd. The project consists of the development of 4 detached homes, each roughly 3000-3200 square feet.

Unique Business Model: Union House is meant to fill a gap in the affordable housing market in Greenville. We are providing high quality rental units in an accessible infill location at a workforce housing rate. We accomplish this by renting out each suite and providing shared access to common spaces. This is being done with adaptations of existing homes in various areas around the country; we are providing this solution with intentionality from the outset of construction to maximize the space and affordability.

Managing Entity
No outside managing entity

Litigation
No open litigation or lawsuits

Intellectual Property
The Company is not dependent on intellectual property.

Other

The Company conducts business in Greenville, South Carolina.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	4.00%	$12,000	4.00%	$42,800
Construction of homes	96.00%	$288,000	46.73%	$500,000
Furnishings	0.00%	$0	18.69%	$200,000
Contingency & Debt reduction	0.00%	$0	30.58%	$327,200
Total	**100.00%**	**$300,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.

Tier 1 - $300,000 - $500,000
- Complete construction for occupancy without furnishings

Tier 2 - $500,001 - $700,000
- Fully furnish all spaces

Tier 3 - $700,001 - $1,070,000
- Contingency funds for any cost overruns or unexpected needs
- If funds are available beyond project needs, additional funds will go towards reducing debt with priority given to the member debt ($233,000) then paying down bank debt with any remainder

If the Company only raises the minimum amount or less than the maximum target offering amount, the Company will not be able to complete all of its planned tiers and will go forward on the initial tiers, unless the Company is successful in finding financing source elsewhere, such as through debt or other capital raises. The Company still plans on completing the project in tiers and the amount raised (combined with the Company's ability to obtain debt) will impact how much the Company can complete.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If permitting, design, and development needs change, we will redirect as necessary to complete the project.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matt McPheely

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager/Member, since inception Jan 2017, Part-time

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Jan 2017 – Present (part-time)

- o   Managing Partner at CHPL Real Estate LLC and 915 + Main LLC - Real estate development and investment for multiple projects in Greenville, SC
- November 2018 – Present (part-time)
  - o   Managing Partner at Cadre - financing and acquisitions for small private equity group
- June 2014 - November 2018 (part-time)
  - o   Channel Capital - Real estate advisory for developers across the U.S. and Central America
- June 2017 - July 2018 (part-time)
  - o   Kasita - Head of sales and development for modular homebuilder in Austin, TX

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matt McPheely

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, since inception Jan 2017, Part-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Jan 2017 – Present (part-time)
  - o   Managing Partner at CHPL Real Estate LLC and 915 + Main LLC - Real estate development and investment for multiple projects in Greenville, SC
- November 2018 – Present (part-time)
  - o   Managing Partner at Cadre - financing and acquisitions for small private equity group
- June 2014 - November 2018 (part-time)
  - o   Channel Capital - Real estate advisory for developers across the U.S. and Central America
- June 2017 - July 2018 (part-time)
  - o   Kasita - Head of sales and development for modular homebuilder in Austin, TX

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	10
Voting Rights	The only security with voting rights, held exclusively by Managing Members
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	It does not as currently held any further than expressed herein
Percentage ownership of the Company by the holders of such Securities	94.86%

Type of security	Class B LLC/Membership Interests
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	This security would dilute other membership interests if issued
Percentage ownership of the Company by the holders of such Securities	0%

Type of security	Class C LLC/Membership Interests
Amount outstanding	750
Voting Rights	None
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the securities issued pursuant to Regulation CF	N/A – same securities as offered to the public
Percentage ownership of the Company by the holders of such Securities	5.14%

At the time of this offering, Matt McPheely owns all outstanding units of Class A and C Membership Interests for 100% of the Company.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	A&S Capital
Amount outstanding	$425,000
Interest rate and payment schedule	8.00% - Interest-only monthly payments
Amortization schedule	Interest-only for 12-month term
Describe any collateral or security	Property as collateral
Maturity date	April 2023
Other material terms	Construction loan of up to $2,775,000 drawn upon as costs are incurred

Type of debt	Member debt
Name of creditor	Matt McPheely
Amount outstanding	$233,000
Interest rate and payment schedule	TBD
Amortization schedule	TBD
Describe any collateral or security	None
Maturity date	TBD
Other material terms	Contributed capital for initial expenses to be reimbursed to member as funding allows (determined by member Matt McPheely in Tier 3 of use of proceeds described above)

The Note Payable listed under NOTE D of the reviewed financials was held by Bank of Travelers Rest and was used for the purpose of acquisition and initial land development. This loan was paid off on April 6, 2022 with proceeds from a new construction loan originated on the same date. The payoff amount was $323,869.68, relieving this debt prior to the maturity date of November 20, 2025. The new construction loan with A&S Capital was used to pay off the initial note payable and provide funds for construction of the four new homes. The approved loan amount is for $2,775,000 with $425,000 drawn as of June 10, 2022.

The Company has conducted the following prior Securities offerings in the past three years: None

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is wholly-owned by Matt McPheely.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Matt McPheely	100.0%

Following the Offering, the Purchasers will own 20.6% of the Company if the Minimum Amount is raised and 73.4% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of design and development costs for the construction of the property. We anticipate generating revenue until once renovation is complete in 2023.

There are no historic revenues or costs of goods. Expenses for the years 2021 and 2020 include legal and professional ($14,000; $0), advertising and marketing ($7,000; $0), taxes ($6,507; $5,929); and interest expense ($13,602; $17,490).

The Company intends to achieve profitability in the next 12 months by continuing to pre-lease the space and complete renovation so leases can begin in a timely manner.

Financial milestones include the following targets:

- Construction loan closing of $2.775 million - April 2022 (complete)

- Construction begins - May 2022 (in process)

- Reg CF equity raise complete - Summer 2022

- Construction complete, leases begin - Spring 2023

- Permanent loan - Spring 2023

- Estimated sale of property – 2024 – 2026 (3-5 years)

Liquidity and Capital Resources

The Offering proceeds are a key part of our development plan. They will enable us to continue making progress on design, permitting, and site work (approximately 6 months of expense runway).

The Company has the following sources of capital in addition to the proceeds from the Offering:

- Personal debt and equity investment of Matt McPheely totaling $233,000 and $75,000, respectively.
- Construction loan from A&S Capital: currently drawn $425,000 of $2,775,000 possible.

Total minimum capital needs for the project's viability is estimated at $3.3 million, sourced from the existing capital sources and this Regulation Crowdfunding offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

- Materials and labor to construct 4 detached homes on the property

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 10,700 of Class C LLC/Membership Interests for up to $1,0700,000.00. The Company is attempting to raise a minimum amount of $300,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 31, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. **If a Purchaser does not cancel an investment commitment before 48 hours prior to the Offering Deadline or the Closing, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment.** Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price based on prior recent financings. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Vicinity, LLC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

4.0% of the amount raised + 2% of the amount raised in the form of securities.

Transfer Agent and Registrar

The Company does not plan to use a transfer agent and registrar for the Securities at this point as and will handle this internally.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's manager determines when and how distributions are made.

The Company's net cash flow shall be distributed at such times as the Manager may determine, in its sole discretion, to the Unitholders in the following manner:

First, 100% to Unitholders until a 10% IRR Hurdle (Preferred Return) has occurred;

Second, thereafter, pro rata to the Unitholders based on the Percentage Interests of each Unitholder.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will not be able to transfer their Membership Interests without the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities do not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does have the right to repurchase the Class C LLC/Membership Interests upon the following conditions, At Company's discretion. Upon such repurchase, Purchasers are guaranteed a return on their investment of Return of invested capital plus 20% premium.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

• insurance companies;

• tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

• financial institutions or broker-dealers;

• Non-U.S. holders (as defined below);

• U.S. expatriates;

• subchapter S corporations;

• U.S. holders whose functional currency is not the U.S. dollar;

• regulated investment companies and REITs;

• trusts and estates;

• persons subject to the alternative minimum tax provisions of the Code; and

• persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704I provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an

allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interest–s - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed "a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters.   Under the tax shelter reporting Regulations, if the Company engages in "a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and fine "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis" at the time the first "such tax return is filed.   The scope of the tax shelter reporting Regulations may be affected by further IRS guidance.   Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below).   Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there "s "acquisition indebtedness at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there "s "acquisition indebtedness at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. Attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: member debt for $233,000 with Matt McPheely listed herein.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matt McPheely
(Signature)

Matt McPheely
(Name)

Managing Partner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Operating Agreement
Exhibit C   Subscription Agreement

EXHIBIT A

Financial Statements

915 + MAIN, LLC

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
915+ Main, LLC
Greenville, SC

We have reviewed the accompanying financial statements of 915+ Main, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 2, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

915 + MAIN, LLC
BALANCE SHEET
DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL CURRENT ASSETS	-	-
NON-CURRENT ASSETS		
Property, Plant, & Equipment	480,348	435,348
TOTAL NON-CURRENT ASSETS	480,348	435,348
TOTAL ASSETS	$ 480,348	$ 435,347
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Note Payable	336,870	332,000
TOTAL CURRENT LIABILITIES	336,870	332,000
TOTAL LIABILITIES	336,870	332,000
MEMBERS' EQUITY		
Contributed Capital	308,488	226,321
Retained Deficit	(165,011)	(122,973)
TOTAL MEMBERS' EQUITY	143,477	103,348
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 480,348	$ 435,347

915 + MAIN, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Operating Expense		
Legal & Professional	14,000	-
Advertising & Marketing	7,000	-
General & Administrative	930	1,658
	21,930	1,658
Net Loss from Operations	(21,930)	(1,659)
Other Expense		
Taxes	(6,507)	(5,929)
Interest Expense	(13,602)	(17,490)
Net Loss	$ (42,039)	$ (25,077)

915 + MAIN, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

Cash Flows From Operating Activities			
Net Loss For The Period	$ (42,039)	$	(25,077)
Net Cash Flows From Operating Activities	(42,039)		(25,077)
Cash Flows From Investing Activities			
Purchase of Property, Plant, & Equipment	(45,000)		-
Net Cash Flows From Investing Activities	(45,000)		-
Cash Flows From Financing Activities			
Increase in Contributed Capital	82,168		25,077
Issuance of Note Payable	4,871		-
Net Cash Flows From Financing Activities	87,039		25,077
Cash at Beginning of Period	-		-
Net Increase (Decrease) In Cash	-		-
Cash at End of Period	$ -	$	-

915 + MAIN, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY FOR
THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at December 31, 2019	$ 201,244	$ (97,896)	$ 103,348
Issuance of Contributions	25,077		25,077
Net Loss		(25,077)	(25,077)
Balance at December 31, 2020	$ 226,321	$ (122,973)	$ 103,348
Issuance of Contributions	82,168		82,168
Net Loss		(42,039)	(42,039)
Balance at December 31, 2021	$ 308,488	$ (165,011)	$ 143,477

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

915 + Main, LLC ("the Company") is a limited liability company organized in the state of South Carolina. The Company operates in real estate development.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $42,039 and 2020 of $25,077.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 2, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

_____

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property, Plant, and Equipment

Property, Plant and Equipment consists of land and land improvements used for operations of the business.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of South Carolina.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.
In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease

liabilities on the balance sheet for most leases previously classified as operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

Note Payable

In 2017, the company issued a promissory note in exchange for cash for the purpose of funding continuing operations ("the Note Payable"). The note accrues interest at the rate of 4.2% per annum and is payable as of November 20, 2025. During 2021 and 2020, the company paid approximately $31,092 in interest related to the Notes.

NOTE E- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 2, 2022, the date that the financial statements were available to be issued.

EXHIBIT B

Operating Agreement

AMENDMENT TO
LIMITED LIABILITY COMPANY AGREEMENT OF
915 + MAIN LLC ,
A SOUTH CAROLINA LIMITED LIABILITY COMPANY

THIS AMENDMENT TO LIMITED LIABILITY COMPANY AGREEMENT (the "Amendment") is executed by the undersigned and effective as of the day of May 18th, 2022.

WHEREAS, pursuant to <u>Section 14.12</u> of the Limited Liability Company Agreement (the "LLC Agreement"), the LLC Agreement may be amended by the Manager with the approval of a Voting Majority; and

WHEREAS, the Manager and Members desire to amend and replace the existing LLC Agreement to the following terms and conditions; and

NOW THEREFORE, in consideration of the covenants and agreements contained in this Amendment, the LLC Agreement is hereby amended to be replaced in its entirety with the following:

———————————————————————

LIMITED LIABILITY COMPANY AGREEMENT

of

915 + Main LLC

Dated as of

May 18, 2022

———————————————————————

THE LIMITED LIABILITY COMPANY MEMBERSHIP INTERESTS (AND THE UNITS INTO WHICH THEY ARE DIVIDED) ISSUED IN ACCORDANCE WITH AND DESCRIBED IN THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE, IN RELIANCE ON EXEMPTIONS UNDER THOSE LAWS. NEITHER THESE UNITS NOR ANY OTHER PORTION OF A MEMBERSHIP INTEREST IN THE COMPANY MAY BE SOLD OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER (A) THIS AGREEMENT AND (B) THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME.

THE MEMBERSHIP INTERESTS (AND THE UNITS INTO WHICH THEY ARE DIVIDED) ARE SUBJECT TO MATERIAL RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF AN INVESTMENT IN THE UNITS FOR AN INDEFINITE PERIOD OF TIME.

LIMITED LIABILITY COMPANY AGREEMENT

of

915 + MAIN LLC

This is a Limited Liability Company Agreement, dated as of May 18, 2022 (this "Agreement"), by and among (i) 915 + Main LLC, a South Carolina limited liability company (the "Company"), (ii) Matthew McPheely (the "Manager"), (iii) Persons issued Units, and (iv) Persons who are assignees of Units and join in as a party to this Agreement pursuant to Section 8.1(b).

ARTICLE 1 - FORMATION

The Company was organized on January 30, 2017 as a South Carolina limited liability company by filing Articles of Organization with the South Carolina Secretary of State.

This Agreement sets forth the rights, powers, duties and obligations of the Company, its Unitholders, the Manager and officers (if any). To the extent that the rights, powers, duties and obligations of the Company or any Unitholder are different by reason of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall control to the extent permitted by the Act. Certain defined terms used in this Agreement have the meanings given such terms in Article 15.

ARTICLE 2 - NAME

The Company's business will be conducted under the name "915 + Main LLC", or such other name as the Manager may determine from time to time.

ARTICLE 3 - BUSINESS OF THE COMPANY

3.1   **Purposes**. The Company has the power to engage in any business activities which are lawful for limited liability companies under the Act. The Company is a partnership for federal, state and local income tax purposes. Each of the Unitholders covenants and agrees not to take any position or make any election, in a tax return or otherwise, inconsistent with the Company's treatment as a partnership for tax purposes.

3.2   **Unitholders**.

(a)   A Person issued Units by the Company will be admitted to membership in the Company when it joins as a party to this Agreement. A Person who has membership rights with respect to any Units will have membership rights under this Agreement and the Act with respect to all Units held by such Person. An assignee of Units will be admitted as a Substituted Member only as provided in Section 8.1(b). Section 8.1 describes the limited rights of Unitholders who have not been admitted to membership in the Company.

(b)   Attachment A to this Agreement lists the Company's Unitholders and identifies whether they have been admitted to membership in the Company. Attachment A to this Agreement may be amended by the Manager or an officer without Unitholder consent to accurately set forth the Unitholders' names, holdings of Units and membership status. The Unitholders' addresses for purposes of notice will be maintained in the Company's books and records.

3.3   **Principal Office**. The Company's principal office and place of business will be located

at 4 Alexander St, Greenville, South Carolina 29609, or at such other location as the Manager may determine from time to time. The Company may have such additional offices as the Manager deems advisable.

3.4 **Term**. The term of the Company is perpetual until the Company is dissolved in accordance with Article 11.

ARTICLE 4 - CAPITAL AND CONTRIBUTIONS

4.1 **Capitalization**.

(a) The membership interests of Unitholders will be represented by three classes of Units, which are designated as "Class A Units", "Class B Units", and "Class C Units". Each Unit will have the privileges, preferences, obligations and rights, including voting and economic rights, set forth this Agreement. The Company's initial equity will consist of 10 Class A Units, 80 Class B Units, and 11,664 Class C Units. Except for pursuant to Section 14.12, Class B and Class C Units will be non-voting Units, and Class B and Class C Unitholders shall not be entitled to vote on any matters presented for Unitholder approval. For the avoidance of doubt, only the Manager or the Manager Affiliates may hold any Class A Units and no Capital Contribution shall be required by a Unitholder in exchange for the issuance of the Class A Units.

(b) [Intentionally Omitted].

(c) The Capital Contribution required for the initial issuance of Class B Units to a Class B Unitholder will be US$25,000 at the per Class B Unit of US$25,000; provided, however, that the Manager may accept lesser Capital Contributions in its sole discretion. The Capital Contribution required for the initial issuance of Class C Units to a Class C Unitholder will be US$100 per Class C Unit.

(d) The Company's books and records will reflect the initial and any additional Capital Contributions made by all Unitholders.

(e) In connection with the contribution of property other than cash, including cryptocurrency, the Manager will reasonably determine the fair market value of the contributed property and the Capital Account balance to be credited to the Unitholder in exchange for the property contributed.

4.2 **Additional Capital Contributions**. Except as may be required pursuant to Section 13.14, no Unitholder will be required to make any Capital Contributions to the Company beyond the initial Capital Contribution set forth in this Agreement or otherwise agreed to in writing in a separate subscription agreement. Unitholders will not make additional Capital Contributions without the Manager's consent. Unitholders agree that the Company, in the Manager's sole discretion, may issue additional Units in accordance with Section 4.6 below if additional capital is required for Company operations.

4.3 **Company Borrowing**. No Unitholder is obligated to loan funds to the Company. The Company may, in the Manager's discretion, borrow funds required for the acquisition of the Property, for the capital improvements (including any renovations) or to fund the Company's operations from Unitholders, any Manager Affiliate or third-party lenders. Any loan by a Unitholder or Manager Affiliate must be made on commercially reasonable terms.

4.4 **No Required Personal Guarantees**. No Unitholder will be required to personally

guarantee any Company obligation or indebtedness.

4.5   **No Interest on Capital**. No Unitholder shall be paid interest on any Capital Contribution or Capital Account.

4.6   **Classes of Units; Side Letter Agreements**. The Company, in the Manager's discretion, may establish additional Classes of Units and enter into Side Letter Agreements that provide for different or additional terms than those of Units described in this Agreement, including by way of example different Management Fee or Acquisition Fee rates, information rights and redemption or withdrawal rights. The Company may establish new Classes of Units or enter into Side Letter Agreements without providing notice to, or receiving consent from, the Class B and Class C Unitholders. The Manager, in its discretion, may determine the terms of such Classes of Units and Side Letter Agreements.

<center>ARTICLE 5 - <u>DISTRIBUTIONS</u></center>

5.1   **Distributions to Unitholders**. The Company's Net Cash Flow shall be distributed at such times as the Manager may determine, in its sole discretion, to the Unitholders in the following manner:

(a)   <u>first</u>, 100% to Unitholders until a 10% IRR Hurdle (Preferred Return) has occurred;

(b)   <u>second</u>, thereafter, pro rata to the Unitholders based on the Percentage Interests of each Unitholder.

5.2   **Tax Distributions**. To the extent unobligated Company funds are available, the Manager may authorize cash distributions to each Unitholder in an amount which, when taken together with other cash distributions made to such Unitholder, would be sufficient to pay such Unitholder's anticipated U.S. federal income taxes on Company's taxable income allocated to such Unitholder assuming in each case that such Unitholder is taxed at the highest applicable federal rate for individuals (a "<u>Tax Distribution</u>"); provided, however, that the Company shall have no obligation under this <u>Section 5.2</u> or otherwise to make any Tax Distribution to any Unitholder. The Tax Distributions, if any, made pursuant to this <u>Section 5.2</u> will be treated as distributions to such Unitholder under <u>Section 5.1</u> so that all distributions are divided among the Unitholders in the manner they would be divided without regard to this <u>Section 5.2</u>. Any Tax Distribution shall be treated as an advance against distributions set forth in <u>Section 5.1(a)</u> and shall reduce such distributions when paid pursuant to this <u>Article 5</u>.

5.3   **Timing of Distributions**. Distributions of Net Cash Flow shall be made at such times as shall be determined by the Manager in its discretion. Tax Distributions shall be made, to the extent possible, on or prior to the date Unitholders are required to make estimated U.S. federal income tax payments for the previous quarter.

5.4   **Tax Withholding**. If the Company is required by applicable law to withhold any amount with respect to a Unitholder and to pay over such withheld amount to any taxing authority, such withheld amount shall be treated as if it were a distribution to a Unitholder for the purposes of this <u>Article 5</u>.

5.5.   **Units Held by the Manager or its Affiliates**. If the Manager or any Manager Affiliate holds any Units, the Manager or the Manager Affiliate, as applicable, will be entitled to receive Tax Distributions and distributions of Net Cash Flow pursuant to <u>Section 5.1</u> with respect to the Units held by the Manager or the Manager Affiliates.

5.6 **Limitation on Distributions**. Notwithstanding anything to the contrary contained in this Agreement, the Company may withhold any distributions pursuant to this Article 5 or other payments pursuant to this Agreement to any Unitholder, if in the Manager's reasonable discretion, (a) such Unitholder or any of its Affiliates is named on any prohibited lists maintained by the United States other government, including the list of Specially Designated Nationals maintained by the U.S. Treasury Department's Office of Foreign Asset Control or (b) such payment would violate any applicable money laundering, terrorist financing or similar laws or regulations applicable to the Company or the Manager.

ARTICLE 6 - ALLOCATION OF PROFITS AND LOSSES FOR TAX PURPOSES

6.1 **Allocation of Profits**. Subject to the application of the regulatory tax allocation provisions set forth in Article 13, Profits will be allocated among Unitholders in the following order of priority:

(a) first, among Unitholders in proportion to any prior allocation of Losses to them pursuant to Section 6.2(a) until such time as the allocations provided for in this Section 6.1(a) in all years equals the Losses so allocated; and

(b) second, among Unitholders in accordance with the distribution procedures set forth in Section 5.1 above.

6.2 **Allocation of Losses**. Subject to the application of the regulatory tax allocation provisions set forth in Article 13, Losses will be allocated among Unitholders in the following order of priority:

(a) first, among Unitholders pro rata with their positive Capital Account balances; and

(b) second, among Unitholders in accordance with the distribution procedures set forth in Section 5.1 above.

6.3 **Miscellaneous Allocation Provisions**.

(a) Allocations of Profits and Losses provided for in this Article 6 shall generally be made on a daily, monthly or other basis, as determined by the Manager using any permissible method under IRC § 706 and the Treasury Regulations promulgated thereunder.

(b) All items of Company income, gain, loss, deduction and any other allocations (including allocations of credits) not otherwise provided for will be divided among Unitholders in the same proportions as they share Profits or Losses, as the case may be, for the applicable Fiscal Year.

ARTICLE 7 - MANAGEMENT OF THE COMPANY

7.1 **Rights and Duties of the Manager**.

(a) The business and affairs of the Company shall be managed by or under the direction of the Manager, which shall have the right, power and authority to exercise all of the powers of the Company, except as specifically set forth in this Agreement or required by non-waivable provisions of

the Act or other applicable law, in its sole and absolute discretion. Unitholders (in their respective capacities as such) shall have no right, power or authority to vote, consent or approve with respect to any Company matter not required pursuant to this Agreement to be submitted to such vote, consent or approval by the Unitholders. No Unitholder (in its capacity as such) shall have any right, power or authority to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company.

(b)   Except as specifically set forth in Section 14.12, each Unitholder acknowledges and agrees that the Manager, in its sole and absolute discretion, may take any action, including the following, without obtaining any consent or approval of the Unitholders and any such decision shall be binding on such Unitholder and the Company and this clause (b) shall be evidence of each Unitholder's consent with respect to such action:

(i)   approving a transaction which either does or could reasonably be expected to constitute a conflict of interest transaction between the Manager (including any Manager Affiliate) or officer of the Company and the Company; provided that such transaction is commercially reasonable;

(ii)   causing the Company to sell or otherwise dispose of all or substantially all of its assets, including the Company's interest in the Property or causing all Unitholders to sell their Units pursuant to Section 8.6;

(iii)   causing the Company to enter into any merger, consolidation or similar transaction with any Person;

(iv)   causing the Company to compromise or settle any material claim by or against the Company;

(v)   approving the admission of an additional Unitholder and/or approving the creation and issuance of additional Classes of Units;

(vi)   causing the Company to enter into any contractual arrangement, including any agreement with the Property Manager, which may be a Manager Affiliate;

(vii)   causing the dissolution, liquidation or winding up of the Company;

(viii) borrowing money on behalf of the Company, including establishing lines of credit in the name of the Company, and, in connection therewith, to execute and deliver for, on behalf of and in the name of the Company, bonds, notes, pledges, security agreements, financing statements, profits interest agreements, assignments and other agreements and documents creating liens on, or granting security interests in or otherwise affecting, the assets and properties of the Company (any of which loan documents may contain confessions of judgment and powers of attorney) including any interest in the Property, and extensions, renewals and modifications thereof, and to prepay in whole or in part, refinance, recast, increase, modify or extend any indebtedness of the Company. There shall be no limit on the amount of money that can be borrowed in connection with any one investment made by the Company, including in connection with the Property;

(ix)   causing the Company to guarantee the debts or obligations of third parties that own real estate assets and in which entities the Company has an interest;

(x) holding, operating, managing and otherwise dealing with investments made by the Company, including any investment involving the Property;

(xi) causing the Company to guarantee the debts or obligations of third parties that own real estate assets and in which entities the Company has an interest;

(xii) holding, operating, managing and otherwise dealing with investments made by the Company, including any investment involving the Property;

(xiii) establishing the price per Class B Unit or the minimum Capital Contribution required in connection with the issuance of any Class B Units;

(xiv) amending this Agreement in accordance with Section 14.12.

7.2 **The Manager**.

(a) **Number and appointment**. The Company will be manager-managed and shall have a single manager, and each of the Unitholders hereby consents to the election and appointment of Matthew McPheely (the "Manager"), as the sole manager. The Manager shall serve as the sole manager of the Company until the dissolution, winding up and termination of the Company. Unitholders shall have no right to replace, remove or terminate the Manager or increase the size or otherwise alter the composition of the number of Managers in any way.

(b) **Term**. Except as provided in clause (c) below, the Manager shall serve as the sole "manager" of the Company until the dissolution, winding up or liquidation of the Company.

(c) **Resignation of the Manager**. The Manager may not resign except with the consent of the Class A Voting Majority. If consented to by the Class A Voting Majority, such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. In the event of any such resignation pursuant to this clause (c), the Class A Voting Majority shall appoint a replacement manager.

(d) **Reimbursement**. The Manager, in its discretion, may cause the Company to either directly pay all Company Expenses or reimburse the Manager for any Company Expenses incurred by the Manager.

(e) **Manager's Operating Expenses**. The Manager will be responsible for paying its direct expenses related to its general operation, administration and maintenance, including legal, accounting, audit, tax return and financial statement preparation, consulting, insurance, filing fees, rent, utilities, and travel and such expenses shall not be subject to reimbursement by the Company. For the avoidance of doubt, however, the Company will pay or reimburse the Manager, as appropriate, the Company Expenses, and none of the Company Expenses shall be considered expenses of the Manager.

(f) **Management Fee**. In consideration for its services as manager as described in this Agreement, the Manager shall be entitled to receive an annual fee (the "Management Fee") of 2% of the Total Capital Stack of the Company as set forth in the Company's most recent Annual Financial Statement. Except for the Management Fee and the Acquisition Fee (as defined below), the Manager will not be entitled to receive any compensation in exchange for its services as "manager" of the Company; provided, however, that nothing in this clause (f) shall prohibit the Company, in the Manager's discretion, from contracting with any Manager Affiliate to provide services which would be reimbursable as Company Expenses.

(g)   **Acquisition Fee**. On or about the Closing Date, the Manager may receive from the Company a one-time fee, as compensation for sourcing the Property, conducting due diligence and structuring the transaction (the "<u>Acquisition Fee</u>"), equal to 2% of the Total Capital Stack of the Company as set forth in the Company's most recent Annual Financial Statement.

7.3   **Manager Actions; Meetings**. Any action to be taken by the Manager may be taken at a meeting or by a written consent executed by the Managers (if ever more than one) having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. Managers (if ever more than one) may participate in a meeting by means of telephone or web conference or similar communications equipment by which all Persons participating in the meeting can communicate with each other, and such participation in a meeting shall constitute presence in person at the meeting. Any Manager unable to attend a meeting of the Managers (if ever more than one) may designate another Manager as proxy. The Manager may adopt such other procedures governing meetings and the conduct of business at such meetings as it shall deem appropriate.

7.4   **Delegation of Authority**. The Manager may, from time to time, delegate to one or more Persons (including any Unitholder) such authority and duties as the Manager may deem advisable. Any delegation pursuant to this <u>Section 7.4</u> may be revoked at any time by the Manager.

7.5   **Officers**. The Company shall not have any Officers unless otherwise approved by the Manager.

7.6   **Time to be Devoted to Business**. The Manager will devote such time to the Company's business as reasonably necessary to manage and supervise the Company's business and affairs in an adequate and efficient manner. The Manager, in its sole discretion, may employ, at the Company's expense, employees or independent contractors (including the Property Manager) or any Manager Affiliate to provide the Company with services.

7.7   **Outside Activities**. The Manager (including any Manager Affiliate) or officers, are not required to manage the Company as their sole and exclusive function. The Manager (including any Manager Affiliate) and officers may have other business interests and may engage in other activities in addition to those relating to the Company, including activities that compete directly or indirectly with the Company or its Affiliates or otherwise involving the acquisition or development of real estate generally. Neither the Company nor any Unitholder has any rights, by virtue of this Agreement or the relationship created by this Agreement, to a Manager's or officer's outside ventures and business activities (including the outside ventures of any Manager Affiliate), or the income or proceeds derived from those activities.

7.8   **Fiduciary Duties; Business Opportunities**.

(a)   This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Unitholder and the Company waives any and all fiduciary duties that, absent such waiver, may be implied by the Act or other applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Unitholders to replace such other duties and liabilities of such Covered Person. To the extent that, at law or in equity, any Covered Person has duties and liabilities related thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for such Covered Person's good faith reliance on the provisions of this Agreement.

(b)   Nothing in this Agreement or the Act to the contrary, none of any Unitholder, Manager (including any of Manager Affiliates) or officer will be obligated make any business opportunity available to the Company. The Company and Unitholders acknowledge that Unitholders, the Manager and officers, and their respective Affiliates, engage in various business activities in addition to those on behalf of the Company, including business activities which may compete directly or indirectly with those of the Company. The Company and Unitholders agree that no Unitholder, Manager (including any Manager Affiliate) or officer shall be prohibited from competing with the Company. Each of the Unitholders also acknowledges and agrees that nothing in this Agreement shall be deemed to prohibit any Manager Affiliate from providing goods or services to the Company.

(c)   The business judgment rule as interpreted and applied by South Carolina courts is adopted as the standard of care applicable to the Manager and officers.   The Manager and officers shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act or failure to act by any Manager or officer in good faith reliance on such advice shall in no event subject any Manager (including any Manager Affiliate) or officer, or their respective representatives, to liability to the Company or Unitholders.

(d)   The Company's accountant for any or all financial, audit, accounting or tax purposes shall be such certified public accountant as may be designated from time to time by the Manager, in its sole discretion. Such accountant, in the Manager's sole discretion, may be the same certified public accountant that performs services for the Manager, any of its Affiliates, or any of the Manager's or its Affiliates' officers, directors, members, principals or employees or their respective affiliates, notwithstanding any actual or apparent conflict of interest or other fiduciary duties or standards.

7.9   **Immunity from Personal Liability**.

(a)   No Unitholder, Manager (including any Manager Affiliate), officer, employee or agent of the Company will be personally liable by reason of such status under a judgment, decree, or order of a court, agency, or tribunal of any type, or in any other manner, in this or any other state, or on any other basis, for a debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise.

(b)   Neither the Manager (including any Manager Affiliate) nor any officer will be liable, responsible or accountable in damages or otherwise to the Company or any Unitholder for any action taken or failure to act on behalf of the Company within the scope of the authority conferred on any Manager or officer by this Agreement or by law unless such act or omission was performed or omitted fraudulently or in bad faith or constituted gross negligence.

(c)   The status of a Person as a Unitholder, Manager, officer, employee or agent of the Company shall not subject the Person to personal liability for the acts or omissions, including any negligence, wrongful act, or actionable misconduct, of any other Unitholder, Manager, officer, employee or agent of the Company.

(d)   The failure of the Company to observe any formalities or requirements related to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on any Unitholder for Company liabilities.

7.10   **Unitholders**.

(a)   No Unitholder has the power or authority to bind the Company unless authorized

in writing by the Manager to act as a Company agent.

(b)   Unitholders may hold, but are not required to hold, annual and special meetings. A meeting may be called by a Class A Voting Majority upon at least three business days prior written notice to the Manager and all other Unitholders. The meeting notice shall provide the time and place of such meeting, which shall be at the Company's principal office unless a Class A Voting Majority approves a different location.

(c)   Meetings may be held by any means of communication by which all Class A Unitholders participating may simultaneously hear each other during the meeting.

(d)   Actions by Unitholders at a meeting must be approved by a Class A Voting Majority, unless otherwise provided in this Agreement. A Class A Unitholder who is qualified to vote may vote in person or by proxy executed in writing by the Unitholder or a duly authorized attorney-in-fact. No proxy will be valid after 11 months from the date of its execution, unless otherwise provided in the proxy. Except pursuant to Section 14.12, Unitholders (including Class B Unitholders and Class C Unitholders) who were neither issued Class A Units by the Company nor have been admitted as a Substituted Member holding Class A Units have no voting rights.

(e)   Any action required or permitted to be taken at any annual or special meeting of Unitholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (including e-mail or other means of electronic communication), setting forth the action so taken, is signed (or otherwise clearly assented to by means allowing the creation of a permanent record, including e mail or other means of electronic communication) by Class A Unitholders holding not less than the Class A Voting Majority. Prompt notice of the taking of an action without a meeting by less than unanimous written consent shall be given to those Class A Unitholders entitled to vote thereon that have not consented in writing or otherwise clearly indicated their assent as permitted in this Agreement.

(f)   For the avoidance of doubt, nothing contained in this Section 7.10 shall be deemed to imply that Class B Unitholders and Class C Unitholders will have any approval or consent rights not otherwise specifically set forth in Section 14.12. Class B Unitholders and Class C Unitholders shall have no voting rights and their consent shall not be required for taking any action, unless specifically provided herein or expressly required by the Act.

7.11   **Limitations on Unitholder Liability**. No Unitholder will have personal liability for the Company's obligations or liabilities by virtue of its ownership of Units or membership status. Except as provided in Section 13.14, no Unitholder has an obligation to make a Capital Contribution to the Company unless agreed upon in writing by such Unitholder.

7.12   **Indemnification**.

(a)   To the fullest extent permitted by applicable law, (i) each Covered Person shall be indemnified, defended, and held harmless by the Company from and against any and all losses, claims, demands, costs, damages, liabilities, expenses of any nature (including attorneys' fees and disbursements), judgments, fines, settlements and other amounts (collectively, "Damages") arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative, investigative or otherwise (collectively, "Claims"), in which the Covered Person may be or is threatened to be involved as a party or otherwise, arising out of or incidental to the business or activities of or relating to the Company, regardless of whether the Covered Person continues to be a Covered Person at the time of any such Damages or Claims, except that no Covered Person shall be entitled to be

indemnified, defended or held harmless in respect of any Damages or Claims to the extent incurred by such Covered Person by reason of such Person's own bad faith, gross negligence or willful misconduct; and (ii) expenses incurred by a Covered Person in defending any Claims subject to this Section 7.12 shall, from time to time, upon request by the Covered Person be advanced by the Company prior to the final disposition of such Claims upon the Company's receipt of an undertaking by or on behalf of the Covered Person to repay such amount if it is later determined in a final non-appealable judicial proceeding that the Covered Person is not entitled to be indemnified as authorized in this Section 7.12; provided, however, that any indemnity or advancement under this Section 7.12 shall be provided out of and only to the extent of the Company's assets, and no other Covered Person shall have any personal liability on account thereof.

(b)   Any repeal or amendment of this Agreement shall not adversely affect any right or protection of a Covered Person under this Section 7.12 existing at the time of such repeal or amendment with respect to acts or omissions occurring prior to such repeal or amendment.

(c)   The rights provided by this Section 7.12 shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, decision of the Manager, as a matter of law or equity, or otherwise, and shall continue as to a Covered Person who has ceased to be or serve as a Covered Person with respect to claims arising out of acts or omissions occurring while such Person was a Covered Person, and shall inure to the benefit of each Covered Person's heirs, successors, assigns and administrators.

(d)   The Company, in the sole discretion of the Manager, may maintain insurance, at its expense, to protect itself and the Manager, any Manager Affiliate, officer, employee or agent of the Company against Damages or Claims, whether or not the Company would have the power to indemnify such individual against such expense, liability or loss under the Act or this Agreement. Any insurance procured pursuant to this Section 7.12(d) shall be considered a Company Expense.

(e)   Each Unitholder, individually and not jointly or severally, agrees to indemnify, defend and hold harmless the Company, its officers, the Manager (including the Manager Affiliates), agents and representatives from any and all damages arising directly or indirectly in connection with such Unitholders breach of any of its representations or warranties set forth in Article 10 or in any document or instrument executed by such Unitholders in connection with its acquisition of Units.

7.13   **Derivative and Class Actions**. No Unitholder will bring a suit on behalf of or in the name of the Company without the prior written consent of the Manager if the defendant in the suit is a Manager (including any Manager Affiliate), officer, Unitholder or Affiliate of a or Unitholder. Each of the Unitholders hereby waives any right to assert any claim against the Company, the Manager or any Manager Affiliate as a representative or member in any class or representative action (except where such waiver is prohibited by law or deemed by a court of competent jurisdiction to be against public policy). To the extent that a Unitholder is permitted to proceed with a class or representative action against any of the Company, the Manager or any Manager Affiliate, each Unitholder acknowledges and agrees that (a) notwithstanding Section 14.13 it shall not be entitled to recover any attorney's fees or costs associated with pursuing the class or representative action and (b) if such Unitholder initiates or participates as a member of a class, it will not submit a claim or otherwise participate in any recovery secured through the class or representative action.

<center>ARTICLE 8 - TRANSFERS OF UNITS OR INTERESTS</center>

8.1   **Restrictions on Transfer**.

(a)	No Unitholder may sell, assign, pledge, mortgage, hypothecate, bequeath, give away or transfer, voluntarily or involuntarily, by operation of law or otherwise (collectively, a "Transfer") all or any portion or interest in its Units (which term as used in this Article 8 shall also include any Interest), except with the prior written consent of the Manager, in its sole discretion, and in compliance with this Article 8. A Transfer does not release the assigning Unitholder from its obligations under this Agreement with respect to such Units unless the transferee of the Units is approved under Section 8.1(b) as a Substituted Member with all rights of membership under this Agreement and the Act. Each Unitholder acknowledges and agrees that the Manager may impose material restrictions on the Transfer of Units (including requiring any potential assignee to deliver personal information about itself to the Company) to comply with applicable law as the Manager may determine from time to time.

(b)	An assignee of Units will only be admitted as a Substituted Member as follows:

(i)	the admission of the assignee as a Substituted Member is approved by the Manager, in its sole discretion;

(ii)	the assignee agrees in writing to be bound by the terms of this Agreement;

(iii)	the Company receives adequate assurance (in the sole opinion of the Manager) that the Transfer will not result in the violation of the Securities Act or any other applicable laws or the order of any governmental authority (including any laws or regulations related to money-laundering or government sanctions) having jurisdiction over the Company or its property; and

(iv)	the assignor and assignee shall have executed and delivered an instrument assigning such Units in a form satisfactory to the Manager.

(c)	Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement. Any attempted Transfer in violation of this Agreement will be void *ab initio* to the extent permissible under applicable laws.

(d)	A judgment creditor's rights, including rights granted pursuant to a charging order, will be limited to those of an "assignee." The rights of a Unitholder who acquires Units in a judicial foreclosure action will also be limited to those of an "assignee," as described in Section 8.2 below.

(e)	If Units are Transferred to a Person who is not thereafter admitted as a Substituted Member, both the assignor and assignee of such Units will be jointly and severally obligated under this Agreement for any and all obligations with respect to such Units. The Company's rights in connection with a breach by a Unitholder of its obligations under the preceding sentence will include, the right to redeem the applicable Units for $100. Notwithstanding anything in this Agreement to the contrary, to the extent permitted under the Act and applicable law, an assignee's Units will be subject to the terms of this Agreement and an assignee will be bound by the terms of this Agreement, regardless of whether such assignee is admitted as a Substituted Member.

(f)	All Company decisions required by this Article 8 are to be made by the Manager in its sole discretion.

(g)   Notwithstanding anything in this Agreement to the contrary, no Transfer of Class B Units will be permitted until at least the first anniversary of the Closing Date.

(h)   No Unitholder may pledge, mortgage or assign Units to a creditor without the prior written consent of the Manager, which consent may be withheld in the Manager's sole discretion. Any attempted pledge or assignment of Units in violation of the preceding sentence will be null and void *ab initio*.

8.2   **Effect of Bankruptcy or Incapacity**. Unless otherwise agreed by the Manager, in its sole discretion, in the event of the Bankruptcy or Incapacity of any Unitholder, such Unitholder or its Representative will cease to have membership rights under this Agreement and the Act and thereafter the holder of the applicable Units will be an "assignee" as described in this Section 8.2. An "assignee" of Units who is not admitted as a Substituted Member does not have membership rights under this Agreement or the Act, and such assignee, notwithstanding anything else in this Agreement to the contrary, will have no right to: (i) interfere or participate in the management or administration of the Company's business or affairs, (ii) vote on any matter coming before Unitholders for consideration, including amendment of the Company's Articles of Organization or this Agreement, (iii) request information regarding the Company's business or operations or a financial accounting of the Company's operations, (iv) inspect the Company's books of account or records, (v) exercise or benefit from any fiduciary duties owed to the Company or Unitholders, (vi) bring a derivative action on behalf of the Company, or (vii) make any claim based on an assertion that any of the Company, the Manager (including any Manager Affiliate), officer or Unitholder has a fiduciary duty towards such assignee. An "assignee" who is not admitted as a Substituted Member is only entitled to receive the share of distributions and Profits and Losses associated with the Units held by such assignee.

8.3   **No Right to Withdraw; Resignation; Redemption**.

(a)   No Unitholder may withdraw, whether voluntarily or involuntarily, from the Company and demand any compensation or payment from the Company for the value of its Units.

(b)   A Unitholder may resign from membership in the Company upon giving written notice to the Manager. Upon resignation, such Unitholder will be deemed to be an "assignee" (as described in Section 8.2 with respect to its Units.

(c)   Notwithstanding anything in this Section 8.3 to the contrary, the Manager, in its sole discretion at any time upon 30 days prior notice (a "Redemption Notice") to a Unitholder (a "Redeemed Unitholder"), may redeem all or some of the Units held by the Redeemed Unitholder. Within 30 days of the Redemption Notice (a "Redemption Date"), the Company shall pay the Redeemed Unitholder an amount in US$ (the "Redemption Price") to the Redeemed Unitholder equal to the number of Class B Units or Class C Units being redeemed pursuant to this clause (c) multiplied by the Per Unit Redemption Price.

As used herein, the "Per Unit Redemption Price" shall be, as determined by the Manager, an amount that would be allocated and distributed with respect to each Class B Unit or Class C Unit in the hypothetical case if the Company was liquidated for Fair Value on the Redemption Date and the proceeds from such liquidation were distributed in accordance with Section 12.2.

In the Manager's discretion, the Company may either pay the Redemption Price by (x) delivering the Redemption Price in immediately available funds to the account or accounts designated by the Redeemed Unitholder or (y) pay 25% of the Redemption Price in immediately available funds to the

account or accounts designated by the Redeemed Unitholder and executing and delivering an unsecured promissory note in favor of the Redeemed Unitholder for the remainder of the Redemption Price, which note shall mature on the fifth anniversary of the Redemption Date and bear interest at a simple annual rate equal to the Prime Rate. Unless otherwise agreed by the Redeemed Unitholder and the Company, all amounts paid pursuant to this Section 8.3(c) shall be payable in US$.

(d)   While no Unitholder has the right to require the Company to redeem its Units pursuant to this Agreement, a Unitholder (a "Requesting Unitholder"), subsequent to the fourth anniversary of the closing of the Closing Date, may request that the Company redeem all but not less than all the Units held by such Requesting Unitholder. If the Manager elects (which election shall be in the sole discretion of the Manager) to redeem such Units, they shall be redeemed at the Per-Unit Redemption Price calculated in accordance with clause (c) above, except that the Per-Unit Redemption Price shall be reduced by 20% for any redemption occurring prior to the fifth anniversary of the Closing Date and 10% for any redemption occurring thereafter.

(e)   Following any redemption, including a full redemption under this Section 8.3 of its Units, a Unitholder shall continue to be subject to Section 13.14.

8.4   **Rights of a Disassociated Unitholder**. Any Unitholder who is disassociated from membership in the Company pursuant to the Act will remain, subject to the terms of this Agreement, an "assignee" of such Unitholder's Units.

8.5   **Expulsion of Unitholders**. Except as provided in this Article 8, no Unitholder may be expelled from membership in the Company nor may its Units be redeemed involuntarily without such Unitholder's consent.

8.6   **Drag-Along Rights**.

(a)   At any time after the fifth anniversary of the Closing Date, if either the Class A Voting Majority or the Manager reaches a bona fide, arm's length agreement with an unrelated third party to affect a Transfer for value of all issued and outstanding Units, the Manager may give written notice of the proposed Transfer to the Company and all other Unitholders not less than 30 days prior to the scheduled closing date of such Transfer. Each Unitholder agrees and consents, upon receipt of the notice (a "Drag-Along Notice"), to Transfer all of its Units upon the same terms and conditions as specified in the Drag-Along Notice.

(b)   At the closing of any transaction pursuant to this Section 8.6, the Unitholders will execute and deliver to the purchaser an assignment or such other instrument(s) of transfer reasonably requested by the purchaser, upon payment by the purchaser of the applicable purchase price. The delivery by a Unitholder pursuant to this clause (b) of an assignment or such other instrument(s) of transfer will be deemed a representation and warranty by such Unitholder that: (i) it has full right, title and interest in and to such Units; (ii) it has all necessary power and authority and has taken all necessary action to sell such Units as contemplated; and (iii) the transferred Units are free and clear of any and all liens, encumbrances, security interests and claims.

ARTICLE 9 - ADMINISTRATIVE MATTERS

9.1   **Responsibility for Books of Account and Records**.

(a)   Proper and complete books of account and records will be kept by the Company in which shall be entered fully and accurately all transactions and other matters relative to the Company's

business as are usually entered into books of account and records maintained by Persons engaged in businesses of a like character, including, a Capital Account for each Unitholder.

(b)   The books of account and records will, at all times, be maintained at the principal place of business of the Company, and will be open to the inspection and examination of the Unitholders or their duly authorized representatives during reasonable business hours upon reasonable prior notice to the Manager, and any Unitholder may, at such Unitholder's own expense, examine and make copies of the books of account and records of the Company.

(c)   The Company will maintain at the Company's principal (i) the Company's Articles of Organization, (ii) this Agreement, (iii) minutes of Manager or Unitholder meetings, and (iv) written actions executed by the Manager or Unitholders.

9.2   **Reports to Unitholders**. The Company will furnish Unitholders with financial statements annually and for the first three quarters of each fiscal year, in addition to annual tax information necessary for each Unitholder's tax returns. The annual financial statements (the "Annual Financial Statements") shall be reviewed by a certified independent third party.

9.3   **Provisions Relating to Unitholder Information and Inspection Rights**. The Manager will have the right to withhold information from Unitholders or limit a Unitholder's inspection rights if the Manager determines, in its sole discretion, that such Unitholder may use or disclose such information in violation of this Agreement. The Manager will also have the right to demand further written assurances from Unitholders prior to providing information or allowing for the inspection of the Company's book and records, including in connection with any reports or other information provided pursuant to Sections 9.1 or 9.2. Unitholders who have not been admitted as a Substituted Member or are deemed an "assignee" under Section 8.2 have no inspection rights.

9.4   **Fiscal Year**.   The fiscal year of the Company shall end on December 31 of each year (the "Fiscal Year").

9.5   **Company Funds**. The Company's funds will be deposited in bank accounts or invested in such interest-bearing or non-interest-bearing investments designated by the Manager. The Company's funds will be held in the name of the Company and shall not be commingled with those of any other Person.

9.6   **[Intentionally Blank]**

9.7   **Confidential Information**. Each Unitholder acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "Confidential Information"). In addition, each Unitholder acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Unitholder is subject, no Unitholder shall, directly or indirectly, disclose or use (other than solely for the purposes of such Unitholder monitoring and analyzing its investment in the Company) at any time, including use for

personal, commercial or proprietary advantage or profit, either during its association or thereafter, any Confidential Information of which such Unitholder is or becomes aware. Each Unitholder in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

<p style="text-align:center">**ARTICLE 10 - REPRESENTATIONS AND COVENANTS OF UNITHOLDERS**</p>

10.1　**Unitholder Representations**. In addition to any representation or warranty made by a Unitholder in any subscription or other agreement, each Unitholder, individually and not jointly or severally, represents and warrants to the Company, the Manager and the other Unitholders that such Unitholder as of the date of its acquisition of Units:

(a)　was either (i) an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act or (ii) not a "U.S. Person" as defined in Rule 902(k) of Regulation S under the Securities Act;

(b)　acquired Units for itself for investment purposes only, and not with a view to any resale or distribution of such Units;

(c)　was advised and understood that its Units were not and will not be registered under the Securities Act or any applicable state securities laws and, therefore, cannot be resold unless such Units are registered under the Securities Act and all applicable state securities laws, or unless exemptions from registration are available;

(d)　had, either alone or with its "purchaser representatives" as that term is defined in Rule 501(h) under the Securities Act, such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company;

10.2　**Additional Unitholder Representations**. Each Unitholder further acknowledges and agrees that the Company made available to such Unitholder, at a reasonable time prior to its acquisition of Units, the opportunity to ask questions and receive answers concerning the terms and conditions of such acquisition and to obtain any additional information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information furnished by the Company in connection with such acquisition. Each Unitholder further represents and warrants to the Company and each other Unitholder that, as of the date of such Unitholder's acquisition of the Units:

(a).　if other than an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction where it is organized;

(b).　it has full power, authority and capacity to enter into and perform this Agreement;

(c).　all actions necessary to authorize the signing and delivery of this Agreement, and the performance of obligations hereunder have been duly taken;

(d).　this Agreement has been duly signed and delivered by a duly authorized officer or other representative of such Unitholder (if other than an individual) and constitutes the legal, valid and binding obligation of such Unitholder enforceable in accordance with its terms (except as such enforceability may be affected by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies is subject to judicial

discretion);

(e). no consent or approval of any other Person is required in connection with the execution, delivery and performance of this Agreement by such Unitholder; and

(f). the execution, delivery and performance of this Agreement do not violate the organizational documents of such Unitholder (if other than an individual) or any material agreement to which such Unitholder is a party or by which it is bound unless such violation would not have a material adverse effect on the ability of such Unitholder to fulfill and perform its obligations under this Agreement.

10.3 **Independent Inquiry**. Each Unitholder acknowledges, agrees, represents and warrants that it has completed its own independent inquiry and it relied fully upon the advice of its own legal counsel, accountant, financial and other advisors in determining the legal, tax, financial and other consequences of this Agreement and the transactions contemplated hereby and the suitability of this Agreement and the transactions contemplated hereby for such Unitholder and its particular circumstances, and has not relied upon any representations or advice by any other Unitholder or the Company. Without limiting the generality of the foregoing, each Unitholder acknowledges, agrees, represents and warrants that (a) it has completed its own independent inquiry as to the investment risks associated with its respective Units; (b) any projections or assumptions as to potential returns that have previously been submitted to such Unitholder by the Company or any other person Affiliated with the Company are not guarantees of actual returns; and (c) no representations, warranties or guarantees have been made to it as to the returns or performance of the Company by any of the Company or any other person Affiliated with the Company.

Furthermore, each Unitholder acknowledges and agrees that it has read and understands all the provisions of this Agreement, including those provisions that materially limit such Unitholder's right to participate in the management and operation of the Company or that require such Unitholder to sell its Units without its consent.

10.4 **Reserved.**

10.5 **Survival**. The provisions of this Article 10 will survive any amendment or termination of this Agreement, and any provision of this Article 10 may be enforced by the Company or the Manager.

ARTICLE 11 - DISSOLUTION OF THE COMPANY

The Company will dissolve upon the written consent of the Manager. No event of disassociation of a Unitholder under the Act or event of dissolution under the Act will cause the dissolution of the Company.

Article 12 - WINDING UP; LIQUIDATING DISTRIBUTIONS; TERMINATION

12.1 **Winding Up**. If the Company is dissolved pursuant to Article 11, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a) **Liquidator**. The Manager, or, if the Manager is unable to do so, a Person selected by a Voting Majority, shall act as liquidator (the "Liquidator") to wind up the Company. The Liquidator shall have full power and authority to sell, assign and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   **Accounting**. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

12.2   **Liquidating Distributions**. Subject to the right of the Liquidator to set up such cash reserves as may be deemed necessary for any contingent or unforeseen liabilities or obligations of the Company and the other provisions of Section 12.6, the proceeds of the liquidation and any other funds of the Company shall be distributed to:

(a)   first, to creditors, in the order of priority as provided by law; including, to the extent permitted by law, Unitholders who are creditors;

(b)   next, to Unitholders as creditors, to the extent they did not receive distributions pursuant to clause (a) above;

(c)   next, to the extent unpaid pursuant to clauses (a) and (b) above, pay any accrued but unpaid Company Expenses (including any unpaid portion of the Management Fee and Acquisition Fee payable to the Manager); and

(d)   thereafter, in accordance with Section 5.1.

12.3   **Discretion of Liquidator**. Notwithstanding the provisions of Section 12.2 that require the liquidation of the Company's assets, but subject to the order of priorities set forth in Section 12.2, if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Unitholders, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, distribute to the Unitholders, in lieu of cash, as tenants in common and in accordance with the provisions of Section 12.2, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property to be distributed will be valued at its fair market value.

12.4   **Rights of Unitholders**. Each Unitholder shall look solely to the Company's assets for all distributions with respect to the Company, its Capital Contribution (including the return thereof), and share of profits, and shall have no recourse therefore (upon dissolution or otherwise) against any Covered Person.

12.5   **Termination**. Upon complete liquidation of the Company and distribution of all Company funds, the Company shall terminate.

12.6   **Escrow Upon Liquidation**. Upon the dissolution and winding up of the Company, the Liquidator, in its reasonable discretion, may cause the Company to withhold in escrow, for a period of 12 months, 5% of its liquidating distribution to each Unitholder, to satisfy any potential indemnification obligations or similar contingent claims or other liabilities of the Company. If this amount proves insufficient to satisfy such contingent claims or other liabilities, the Unitholders will be obligated for a period of up to 24 months from the date of such dissolution to return up to 25% of any amounts previously distributed to them by the Company, promptly upon notice from the Liquidator, in order to fund the Company's contingent claims or other liabilities.

ARTICLE 13 - TAX MATTERS

13.1 **Capital Accounts**. The Company's accountants shall cause a capital account ("Capital Account") to be maintained by the Company for each Unitholder in accordance with the applicable provisions of Treasury Regulation § 1.704.

13.2 **Withdrawal and Return of Capital**. Except as expressly provided in this Agreement or at the discretion of the Manager, no Unitholder shall be entitled to (i) withdraw any part of its Capital Contributions or Capital Account, or (ii) receive any distribution from the Company.

13.3 **Revaluation of Company Property**. If there shall occur (i) an acquisition of an Interest from the Company (other than a de minimis Interest), (ii) a distribution to a Unitholder in redemption of an Interest (other than a de minimis Interest), or (iii) the issuance of an Interest in exchange for services, then the Company shall revalue the assets of the Company at their then fair market value and adjust the Capital Accounts in the same manner as in the case of a property distribution.

13.4 **Limitation on Losses**. Notwithstanding the general allocation of Profits and Losses described in Article 6, no Unitholder shall be allocated Losses in excess of the aggregate of such Unitholder's positive Capital Account balance, Partnership Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(b)(2)), and Partner Nonrecourse Debt Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(i)(3)) (the "Adjusted Capital Account"), until such time as no Unitholder has a positive Adjusted Capital Account balance, whereupon subsequent allocations of Losses shall again be allocated among Unitholders pro rata with their Units. Furthermore, no Unitholder shall be allocated Losses where it is reasonably anticipated that such Unitholder's Adjusted Capital Account shall be negative at the end of the Fiscal Year in which the Losses arise or at the end of the subsequent Fiscal Year, as a result of distributions of Net Cash Flow during such periods, until such time as no Unitholder would have a positive Adjusted Capital Account balance after such reasonably anticipated distributions of Net Cash Flow, whereupon subsequent allocations of Losses shall again be allocated among Unitholders pro rata with their Units. Losses not allocated to a Unitholder under this Section 13.4 shall be reallocated among those Unitholders with positive Adjusted Capital Account balances pro rata with their Units.

13.5 **Qualified Income Offset**. If a Unitholder receives any adjustment, allocation, or distribution described in Treas. Reg. §§ 1.704-1(b)(2)(ii)(d)(4), (5), or (6), then items of Profits shall be specially allocated to such Unitholder in an amount and manner sufficient to eliminate the deficit balance in such Unitholder's Adjusted Capital Account as quickly as possible. It is the intention of the parties that this provision constitute a "qualified income offset" within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(d), and this provision shall be so construed.

13.6 **Minimum Gain Chargeback**. If there is a net decrease in Partnership Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(b)(2)) or Partner Nonrecourse Debt Minimum Gain (within the meaning of Treas. Reg. § 1.704-2(i)(3)) during any Fiscal Year of the Company, each Unitholder shall be specially allocated, before any other allocations under this Article 13, items of income and gain for such Fiscal Year (and subsequent Fiscal Years, if necessary) in an amount equal to such Unitholder's share (determined in accordance with Treas. Reg. §§ 1.704-2(g) and 1.704-2(i)(5), as applicable) of the net decrease in Partnership Minimum Gain or Partner Nonrecourse Debt Minimum Gain, as applicable, for such Fiscal Year, provided, however, that no such allocation shall be required if any of the exceptions set forth in Treas. Reg. § 1.704-2(f) apply. It is the intention of the parties that this provision constitutes a "minimum gain chargeback" within the meaning of Treas. Reg. §§ 1.704-2(f) and 1.704-2(i)(4), and this provision shall be so construed.

13.7   **Partner Nonrecourse Deductions**. Notwithstanding anything in this Agreement to the contrary, the Company's Partner Nonrecourse Deductions (within the meaning of Treas. Reg. § 1.704-2(i)(2)) shall be allocated solely to the Unitholder who has the economic risk of loss with respect to the partner nonrecourse liability related thereto in accordance with the provisions of Treas. Reg. § 1.704-2(i)(1).

13.8   **Curative Allocations**.   The allocations set forth in Sections 13.4 through 13.7 are intended to comply with certain requirements of the Treasury Regulations ("Regulatory Allocations"). It is the intention of Unitholders that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Profits or Losses pursuant to this Section 13.8.   Therefore, notwithstanding any other provision of this Article 13 (other than Regulatory Allocations), the Manager shall make such offsetting special allocations of Profits and Losses in whatever manner the Manager determines appropriate so that, after such offsetting allocations are made, each Unitholder's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Unitholder would have had if Regulatory Allocations were not part of the Agreement and all Profits and Losses were allocated pursuant to Article 6.

13.9   **Savings Clause**. It is the intention of Unitholders that the allocations provided for in this Agreement will result in the Capital Accounts of Unitholders at the time of the liquidation of the Company being consistent with the distributions to which Unitholders are entitled pursuant to Article 12. If the Capital Accounts are not so consistent, then the Manager has the authority to alter the tax allocations provided for in this Agreement so that the Capital Accounts of Unitholders are consistent to the extent possible with the distributions provided for in Article 12.

13.10   **No Restoration of Deficit Capital Accounts**. No Unitholder is required under any circumstances (either during the period of the Company's operation or upon the Company's dissolution and termination) to restore a deficit in such Unitholder's Capital Account or, except as explicitly provided in this Agreement, otherwise make any contribution of cash or property to the Company without such Unitholder's consent, which may be withheld in such Unitholder's sole and absolute discretion.

13.11   **Contributed Property**. In accordance with the rules of IRC § 704(c) and the Treasury Regulations promulgated thereunder, items of income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at the time of contribution.   In connection with any contribution (or deemed contribution) of appreciated property, the Manager, in consultation with the Company's tax advisors, will select an allocation method from among the permitted methods available under the applicable provisions of Treasury Regulation § 1.704.

13.12   **Division Among Unitholders**. If there is a change in a Unitholder's Interest during a Fiscal Year, any allocations pursuant to this Article 13 shall be made so as to take into account the varying interests of Unitholders during the period to which the allocation relates, using the interim closing of the books method for determining such allocations, or upon the unanimous agreement of Unitholders (including any former Unitholder affected by such allocations), using any method for determining such allocations that is provided in IRC § 706(d) and the Treasury Regulations promulgated thereunder.

13.13   **IRC § 83 Liquidation Value Election and Reversing Allocations**.

(a)   Each Unitholder agrees that (i) the Company is authorized and directed to make the liquidation value safe harbor election referenced in IRS Notice 2005-43 and the accompanying proposed Treasury Regulations (the "Section 83 Proposed Regulations"), and (ii) the Company and each

Unitholder (including any Person to whom Units are transferred in connection with the performance of services) agree to comply with all requirements of the safe harbor with respect to all Units transferred in connection with the performance of services while the election remains effective. Each Unitholder authorizes and directs the Manager to make such filings with the IRS as are required to perfect such election. Each Unitholder acknowledges and agrees that such Unitholder shall take no actions that would result in a termination of the election without the prior written approval of the Manager.

(b) Each Unitholder further acknowledges and agrees that the Company will make the reversing allocations of Profits or Loss to a service provider as required by the Section 83 Proposed Regulations with respect to service providers who have made an IRC § 83(b) election with respect to a substantially non-vested Interest and later "forfeits" such Interest as that concept is contemplated by the Section 83 Proposed Regulations.

(c) The provisions of Sections 13.13(a) and (b) shall be applicable only upon the finalization of the Proposed Treasury Regulations set forth in IRS Notice 2005-43. Each Unitholder acknowledges and agrees that its intention is to facilitate the issuance of a "profits interest" to a service provider without the immediate receipt of compensation by such service provider for federal income tax purposes and to the extent final Treasury Regulations issued with respect to service provider compensation include requirements that differ from those set forth in the proposed Treasury Regulations referenced in IRS Notice 2005-43, each Unitholder, unless otherwise determined by the Manager, hereby agrees that (i) such additional requirements shall apply to the Company, its Unitholders, Units issued to any service provider, and any assignee's Units, (ii) any additional required provisions shall be deemed incorporated into this Agreement, and (iii) the Manager is authorized and directed to take such further actions as are required by such final Treasury Regulations or otherwise necessary or appropriate to effect the objects and intents of this Section 13.13.

13.14 New Partnership Audit Rules.

(a) The new partnership audit rules codified under Code §§ 6221 through 6234 (the "Audit Rules") shall apply to the Company and its tax returns, and its former and current Unitholders as set forth in this Agreement and under the Audit Rules. Consistent with the Audit Rules, each Unitholder shall treat on its income tax return each item of income, loss or credit attributable to the Company in a manner consistent with the treatment of those items on the Company's tax returns.

(b) The Manager shall have the right to appoint, remove and replace the Company's "partnership representative" (as referred to in the Audit Rules). The partnership representative shall have the right to extend the statute of limitations and settle tax audits. The partnership representative shall also have the right to hire outside tax advisors to assist in the audit (which expenses will be considered Company Expenses). The Manager and the partnership representative will be entitled to rely conclusively on the advice of the Company's independent accountant or other professional tax advisors or tax counsel in making any determination in respect of the Audit Rules. The Company shall indemnify the partnership representative pursuant to Section 7.12, and all expenses and liabilities of the partnership representative in the performance of its duties shall be subject to indemnification under Section 7.12 or other indemnification rights applicable to Company management. Neither the Manager nor the partnership representative shall be required to indemnify a Unitholder nor the Company with respect to any taxes or Tax Liabilities incurred under the Audit Rules.

(c) The Manager may elect whether the Company makes a "push-out" election under Code § 6226, or determine that the Company will remain liable, consistent with the Audit Rules, for any underpayment, and any applicable interest, penalties, addition to tax or additional amounts (collectively, the "Tax Liabilities") determined pursuant to the Audit Rules. If the Manager makes a "push-out"

election, each Unitholder or former Unitholder (for the applicable Fiscal Year) agrees to pay its share, as determined by the Manager, of the Tax Liabilities. In connection with allocating the Tax Liabilities among the Unitholders when a "push-out" election is made, the Manager agrees to take into consideration any reduction in Tax Liabilities resulting from information provided to the Internal Revenue Service with respect to specific Unitholders that are either tax-exempt or in lower tax brackets. The Unitholders acknowledge, however, that they may be liable pursuant to this Agreement for Tax Liabilities if a "push-out" election is made by the Manager even though such Unitholder is otherwise exempt from U.S. taxes.

(d)	The Manager may cause the Company to elect out of the Audit Rules for one or more Fiscal Years, and each Unitholder agrees to cooperate to execute any instrument necessary or desirable to affect such opt-out election. Each Unitholder hereby grants to the Manager power of attorney to execute any instrument on such Unitholder's behalf and in such Unitholder's name necessary or desirable to affect such opt-out election. No Unitholder, without the prior written consent of the Manager, shall Transfer or otherwise assign any of its interest in the Company to an assignee, including a partnership or complex trust, who would cause the Company to be unable to make an opt-out election. Any attempted Transfer or assignment in violation of the preceding sentence shall be void *ab initio*.

(e)	The Manager may demand that Unitholders, including Persons who are no longer Unitholders but were Unitholders during a Fiscal Year subject to adjustment under the Audit Rules make additional Capital Contributions to the Company for the Company's payment of Tax Liabilities. The Manager will have the discretion to make such capital call from each current or former Unitholder in an amount equal to each Unitholder's share of the Tax Liabilities for the applicable Fiscal Year(s), as determined by the Manager. The Manager will also have the discretion to make capital calls from current Unitholders pro rata in accordance with their Units. Upon receipt by a current or former Unitholder of notice from the Manager of a capital call to pay such Tax Liabilities and the amount of such capital call payable by such Unitholder, each current or former Unitholder agrees to immediately make the required additional Capital Contribution in the amount demanded by the Manager. Neither the Transfer of any Units, withdrawal from the Company nor redemption of a Unitholder's Units shall relieve a former Unitholder of its obligations under this Section 13.14. If there is a Transfer of any Interest, both the assignor Unitholder and the assignee Unitholder shall be jointly and severally liable for the obligations of the assignor Unitholder under this Section 13.14 or the Audit Rules.

(f)	The Manager may amend this Agreement as reasonably necessary to conform this Section 13.14 to any Treasury Regulations or other guidance or rules issued by the Internal Revenue Service with respect to the Audit Rules without approval of the Voting Majority, except to the extent that such amendment would have a material adverse effect on the economic rights of Unitholders (as determined by the Manager in its reasonable discretion). The Unitholders hereby grant the Manager their power of attorney to execute any such amendment on behalf of the Unitholders.

(g)	If reasonably requested by the Manager or the partnership representative, each current and former Unitholder shall deliver to the Manager or partnership representative: (i) any certificates, forms or instruments requested by the Manager or partnership representative relating to such Unitholder's status under any tax laws, including evidence of the filing of tax returns or payment of tax; and (ii) any information reasonably requested by the Manager or the partnership representative in connection with the Audit Rules; provided, however, that no Unitholder shall be required to provide copies of actual tax returns. Each current and former Unitholder shall cooperate with the Manager and partnership representative to the extent reasonably requested by either in connection with any audit involving, or tax filing or other interactions with, any taxing authority on behalf of the Company or any of its existing or former investments.

(h)   To the extent that any state or local jurisdiction adopts partnership audit rules similar to the Audit Rules, the rights and obligations of the Manager, the partnership representative and current and former Unitholders under this Agreement with respect to the Audit Rules shall apply equally with respect to such state or local partnership audit rules.

(i)   The obligations under this <u>Section 13.14</u> shall survive the Transfer or termination of an interest in the Company, as well as the termination, dissolution, liquidation and winding up of the Company.

<center>ARTICLE 14 - <u>MISCELLANEOUS</u></center>

14.1   **<u>Notices</u>**. All notices, demands and other communications to be given and delivered under or by reason of provisions under this Agreement shall be in writing in English and shall be deemed to have been given on the date when personally delivered, when sent by facsimile or transmitted by email if sent before 5 p.m. local time on a business day in the time zone to which it is sent (and otherwise on the next business day), or on the date after being sent by reputable overnight courier service (charges prepaid), in each case to the recipient at the address, facsimile number or email address provided by a Unitholder to the Company or Manager in connection with such Unitholder's acquisition of its Units or to such other address, facsimile number or email address or to the attention of such other Person as has been indicated to the Manager by notice otherwise compliant with this <u>Section 14.1</u>. Each Unitholder agrees to notify the Company within 10 days of any change in its address. Notwithstanding the foregoing, all notices to the Company or Manager must be personally delivered or sent by reputable overnight courier service (charges prepaid) to the Company's principal address or to such other address as the Manager may designate from time to time.

14.2   **<u>Governing Law</u>**. This Agreement and the rights of the parties to this Agreement shall be governed by and interpreted in accordance with the laws of the State of South Carolina, without regard to or application of its conflicts of law principles.

14.3   **<u>Benefit and Binding Effect</u>**.   This Agreement is binding upon and shall inure to the benefit of the parties, and their legal representatives, heirs, administrators, executors, successors and permitted assigns.   To the fullest extent possible under the Act, Unitholders who are not parties to this Agreement will be subject to the terms of this Agreement.

14.4   **<u>Pronouns and Number</u>**. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender will include the masculine, feminine and neuter gender.

14.5   **<u>Headings; Attachments</u>**. The headings contained in this Agreement are inserted only as a matter of convenience, and in no way define, limit or extend the scope or intent of this Agreement or any provision of this Agreement. Any schedules, exhibits or attachments referenced in this Agreement are incorporated into this Agreement by this reference and are expressly made a part of this Agreement.

14.6   **<u>Partial Enforceability</u>**. If any provision of this Agreement, or the application of any provision to any Person or circumstance, is held to be invalid, illegal or unenforceable, then the remainder of this Agreement, or the application of that provision to Persons or circumstances other than those with respect to which it is held invalid, illegal or unenforceable, must not be affected thereby.

14.7   **<u>Previous Agreements</u>**.   This Agreement supersedes all previous Company limited liability company agreements.

14.8   **Certificates**. Interests in the Company shall not be evidenced by certificates.

14.9   **Equitable Remedies**. In the event of a breach or threatened breach by a Unitholder of any of the provisions of this Agreement, the Company will be entitled to obtain a temporary restraining order and temporary and permanent injunctive relief without the necessity of proving actual damages by reason of such breach or threatened breach, and to the extent permissible under the applicable statutes and rules of procedure, a temporary injunction or restraining order may be granted immediately upon the commencement of any such suit and without notice. Nothing in this Agreement may be construed as prohibiting the Company from pursuing any other remedy, including without limitation, the recovery of damages.

14.10   **Scope**. If any one or more of the provisions of this Agreement are held to be excessively broad as to time, duration, geographical scope, activity, or subject, the provisions will be construed, by limiting and reducing them, so as to be enforceable to the extent compatible with applicable law.

14.11   **No Waiver**. No waiver by any party to this Agreement at any time of a breach by any other party of any provision of this Agreement will be deemed a waiver of any other breach of this Agreement.

14.12   **Amendments**. This Agreement may be modified or amended by the Manager with the consent of the Voting Majority, except that: without the consent of the Unitholders, the Manager may amend this Agreement and the Articles of Organization to: (a) reflect a change in the name of the Company; (b) make any change that, in the reasonable judgment of the Manager, is necessary or advisable to qualify the Company as a limited liability company, limited partnership or a partnership in which the Unitholders have limited liability under the laws of any state or non-U.S. jurisdiction, or ensure that the Company will not be treated as an association taxable as a corporation or as a "publicly traded partnership" taxable as a corporation for U.S. federal tax purposes; (c) make any change that, in the reasonable judgment of the Manager, does not adversely affect the Unitholders in any material respect; (d) make any change that is necessary or desirable to cure any ambiguity, to correct or supplement any provision in this Agreement that would be inconsistent with any other provision in this Agreement, or to make any other provision with respect to matters or questions arising under this Agreement that will not be inconsistent with the provisions of this Agreement, in each case so long as such change does not, in the reasonable judgment of the Manager, adversely affect the Unitholders in any material respect; (e) correct any printing, stenographic or clerical error or effect changes of an administrative or ministerial nature that do not, in the reasonable judgment of the Manager, adversely affect the Unitholders in any material respect; (f) make any change that is necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, statute, ruling or regulation of any U.S. federal, state or non-U.S. governmental entity, so long as such change is made in a manner that minimizes any adverse effect on the Unitholders; (g) prevent the Company from in any manner being deemed an "investment company" subject to the provisions of the Investment Company Act; (h) effect: (1) Transfers or admissions of a Substituted Member pursuant to Section 8.1; (2) redemptions pursuant to Section 8.3(c); or (3) acceptance of Capital Contributions pursuant to Article 3;

For purposes of obtaining consent to a proposed amendment, the Manager may require a response within a specified reasonable time-period (which shall not be less than as required by Section 14.24), and failure to respond within such time-period shall constitute a vote in favor of and consent to the proposed amendment.

If changes to the Code, Treasury Regulations or other federal income tax law adversely affect the taxation of Class A Unitholders or the Manager (including the tax treatment of any distributions to either), each Unitholder agrees to negotiate in good faith to amend this Agreement in such a manner as to

minimize the adverse consequences for the Class A Unitholders, the Manager or the Manager Affiliates without a material increase to the after-tax consequences to the Class B Unitholders.

14.13 **Attorneys' Fees**. Should the Company or any Unitholder reasonably retain counsel for the purpose of enforcing or preventing breach of any provision of this Agreement, including but not limited to instituting any action or proceeding to enforce any provision of this Agreement or for damages or a declaration of rights, then the prevailing party is entitled, in addition to such other relief as may be granted, to be reimbursed by the losing party for all costs and expenses incurred.

14.14 **No Creditor or Third-Party Rights**. This Agreement is entered into between the Company and Unitholders for the exclusive benefit of the Company, its Unitholders and their successors and assignees. This Agreement is expressly not intended for the benefit of any other Person or creditor of the Company. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and Unitholders with respect to any Capital Contribution or otherwise. Except for the Manager and, pursuant to Section 7.12, any Covered Person, no Person is intended to be a third-party beneficiary of this Agreement. Notwithstanding anything in this Section 14.14 to the contrary, the Manager shall be considered a third-party beneficiary under this Agreement.

14.15 **Counterparts**. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Each Unitholder agrees to execute a counterpart and be bound by the terms of this Agreement.

14.16 **Partition**. Each Unitholder agrees that the Company's assets are not and will not be suitable for partition. Accordingly, each Unitholder irrevocably waives any and all right such Unitholder may have to maintain any action for partition of any of the Company's assets. No Unitholder shall have any right to any specific assets of the Company upon the liquidation of, or any distribution from, the Company.

14.17 **Title to Property**. The Company must hold all of its real and personal property in the Company's name and not in any Unitholder's name. No Unitholder will have any ownership interest in Company property.

14.18 **Certain Filings**. The Manager and any officer authorized by the Manager may cause the Company to file such certificates and documents as may be necessary or appropriate to comply with the Act and any other applicable requirements for the operation of a limited liability company in accordance with the laws of the State of South Carolina and any other jurisdictions in which the Company shall conduct business, and to maintain such filings for so long as the Company conducts business therein.

14.19 **Entire Agreement**. This Agreement contains the entire agreement of the Company and Unitholders relating to the rights granted and obligations assumed in this Agreement and supersedes all prior agreements and understandings, if any, relating to the subject matter hereof; provided, however, that if the Company enters into an written employment agreement or other agreement with an employee or service provider relating to Units or other equity interests issued to such employee or service provider or restrictive covenants applicable to such employee or service provider, then in the event of a conflict, the conflicting terms of such agreement shall take priority over the applicable terms of this Agreement. Any oral representations or modifications concerning this instrument shall be of no force or effect unless contained in a subsequent written modification signed by the party to be bound.

14.20 **Jurisdiction**. The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the

transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of South Carolina or in the courts of the State of South Carolina located in Greenville County, South Carolina, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of South Carolina, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

14.21 **Waiver of Jury Trial**. Each party to this Agreement hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

14.22 **Priority Among Unitholders**. No Unitholder shall be entitled to any priority or preference over any other Unitholder in regard to the affairs of the Company.

14.23 **Company Name**. The Company shall have the exclusive ownership and right to use the Company name as long as the Company continues, despite the Transfer of Units by, or redemption of, any Unitholder; provided, however, upon the termination of the Company, the Company shall assign the name and the goodwill attached thereto to the Manager. No value shall be placed upon the name or the goodwill attached thereto for the purpose of determining the value of any Unitholder's Capital Account or interest in the Company.

14.24 **Consent of Unitholders**. If the Manager requires the consent of the Unitholders to take any action (including the approval of any amendment to this Agreement), and the Manager provides notice of such action to the Unitholders in accordance with this Agreement, those Unitholders not affirmatively objecting in writing within 15 days after the distribution of such notice shall be deemed to have consented to the action described in such notice.

14.25 **Opportunity for Review.** Each Unitholder acknowledges and agrees that it that it has reviewed this Agreement and understands all of the terms and conditions contained herein. Further, each Unitholder acknowledges and agrees that it has been represented by its own independent counsel (or afforded the opportunity to be represented by independent counsel and advised of the benefit of such representation) in connection with its review and execution of this Agreement and the consummation of the transactions contemplated hereby, including any investment in the Company and purchase of the Units. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the Company or any of the Manager Affiliates as the drafting party is expressly waived each Unitholder.

14.26 **Legal Counsel**. Each Unitholder hereby agrees and acknowledges that:

(a) The Manager has retained legal counsel in connection with the formation of the Company and the Offering and expects to retain legal counsel (collectively, "Law Firms") in connection with the operation of the Company.

(b)   Except as otherwise agreed to by the Manager in writing, the Law Firms are not representing and will not represent the Unitholders in connection with the formation of the Company, the Offering, the management and operation of the Company, or any dispute which may arise between the Unitholders, on one hand, and the Manager, the Company or both on the other (the "Company Legal Matters"). Except as otherwise specifically agreed to by the Manager in writing, each Unitholder will, if it wishes counsel on a Company Legal Matter, retain its own independent counsel with respect thereto and will pay all fees and expenses of such independent counsel.

(c)   Each Unitholder hereby agrees that the Law Firms may represent the Manager and the Company in connection with any and all Company Legal Matters (including any dispute between the Manager and one or more Unitholders) and waives any present or future conflict of interest with Frost Brown Todd LLC or any other Law Firm regarding any Company Legal Matters.

14.27   **Interpretation**. For purposes of this Agreement, (a) the words "include," "includes" and "including" are deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to sections, schedules, and exhibits mean the sections of, and schedules and exhibits attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The schedules and exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. All references to "US$" or "dollars" mean the lawful currency of the United States of America. Whenever the masculine is used in this Agreement, the same shall include the feminine and whenever the feminine is used herein, the same shall include the masculine, where appropriate. Whenever the singular is used in this Agreement, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate.

14.28   Redemption. Class C Units may be redeemed at the option of the Company at the Redemption Price (as defined below) not more than thirty (30) days after delivery of written notice by the Company at any time demanding a Class C Unitholder surrender his or her Class C Units, and any certificates representing such Units, in exchange for the Redemption Price (the "**Class C Redemption Request**"). The "**Class C Redemption Price**" shall mean the price equal to the Capital Contribution made by the Class C Unitholder per Unit, plus an amount equal to 20% of the Capital Contribution made for each Unit. The Company and each Class C Unitholder agree that the closing of any redemption of Class C Units under this Section 15 shall occur no later than sixty (60) days after the date of the Class C Redemption Request, unless such period is extended by the Company, in its sole discretion. The Company shall have the right to pay the Class C Redemption Price in like manner to the manner in which it may pay the Redemption Price for Class B Units as set forth in the third paragraph of Section 8.3(c).

ARTICLE 15 - <u>DEFINITIONS</u>

The following terms and phrases used in this Agreement shall have the following meanings:

"10% IRR Hurdle" means the date upon which all Class B Unitholders and Class C Unitholders have received at least a 10% Internal Rate of Return.

"15% IRR Hurdle" means the date upon which all Class B Unitholders and Class C Unitholders have received at least a 15% Internal Rate of Return.

"Acquisition Fee" has the meaning given to such term in Section 7.2(g).

"Act" means Uniform Limited Liability Company Act of 1996, as adopted by the State of South Carolina.

"Adjusted Capital Account" has the meaning given to such term in Section 13.4.

"Affiliate" means, with respect to a Person: (a) any Person who owns more than 50% of the voting interest in the Person; (b) any Person in which the Person owns more than 50% of the voting interests; or (c) any Person in which more than 50% of the voting interests are owned by a Person who has a relationship with the Person described in clauses (a) or (b) above.

"Agreement" means this Limited Liability Company Agreement, as amended, modified or supplemented from time to time.

"Annual Financial Statements" has the meaning given to such term in Section 9.2.

"Audit Rules" has the meaning given to such term in Section 13.14.

"Bankruptcy" shall be deemed to have occurred with respect to any Unitholder, at the time such Unitholder: (a) makes an assignment for the benefit of creditors; (b) files a voluntary petition in bankruptcy; (c) is adjudicated bankrupt or insolvent; (d) files a petition or answer seeking for such Unitholder any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; (e) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Unitholder in any proceeding of this nature; (f) seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of such Unitholder or of all or any substantial part of such Unitholder's property; or (g) if within 120 days after the commencement of any proceeding against such Unitholder seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, the proceeding has not been dismissed, or if within 120 days after the appointment without such Unitholder's consent or acquiescence of a trustee, receiver, or liquidator of such Unitholder, or of all or any substantial part of such Unitholder's properties, the appointment is not vacated or stayed or within 120 days after the expiration of any stay, the appointment is not vacated.

"Capital Account" has the meaning given to such term in Section 13.1.

"Capital Contribution" means the money and the fair market value of property, as determined by the Manager in its sole discretion, contributed to the Company by a Unitholder, and the Company's books and records and the contributing Unitholder's Capital Account shall reflect such contributed money or property.

"Claims" has the meaning given to such term in Section 7.12(a).

"Class A Units" has the meaning given to such term in Section 4.1(a).

"Class A Unitholder" means a holder of Class A Units.

"Class A Voting Majority" means those Class A Unitholders holding the majority of the issued and outstanding Class A Units.

"Class B Units" has the meaning given to such term in Section 4.1(a).

"Class B Unitholder" means a holder of Class B Units.

"Class C Redemption Price" has the meaning set forth in Section 14.28.

"Class C Redemption Request" has the meaning set forth in Section 14.28.

"Class C Units" has the meaning given to such term in Section 4.1(a).

"Class C Unitholder" means a holder of Class C Units.

"Classes of Units" means any class of Units as may be established pursuant to Section 4.6.

"Closing Date" means the last day any Class B Units are sold pursuant to the Offering.

"Code" or "IRC" means the Internal Revenue Code of 1986, as amended, modified or rescinded from time to time, or any similar provision of succeeding law.

"Company" means 915 + Main LLC, a South Carolina limited liability company.

"Company Expenses" means all costs, expenses, liabilities and obligations relating to the Company's activities, investments and business, including the Management Fee and the Acquisition Fee, whether incurred directly by the Company or by the Manager on the Company's behalf, including: costs related to the Property or other Company asset (including any fees paid to any construction or property manager, any interest or debt-service obligations related to any financing, if applicable); any costs associated with determining the Fair Value of Units or otherwise associated with any redemption of Units; costs, including third-party administrative fees and expenses; fees and expenses relating to tokenization of the Units or information technology hardware, software or other technology (including costs of software licensing, implementation, data management and recovery services and custom development); proxy voting fees, custodial fees and bank service fees; fees and expenses of third-party risk management products, models and services; third-party administrative fees and expenses; fees and expenses of third-party professionals, including placement agents, marketing professionals, consultants, valuation service providers, attorneys and accountants; costs of any litigation or investigation involving Company activities or related to the Company's interest in the Property; third-party audit and tax preparation expenses; costs of insurance (including insurance costs incurred pursuant to Section 7.12(d)); costs of preparing and distributing reports and notices; taxes; expenses incurred in connection with negotiating and complying with provisions of any Side Letter Agreement; fees and expenses related to conversion of Capital Contributions or cryptocurrency to U.S. Dollars; and fees and expenses related to compliance with the rules of any self-regulatory organization or applicable law in connection with Company activities or the Property, including any governmental, regulatory, licensing, filing or registration fees or taxes (including filing fees and the fees and expenses of counsel or other professional service providers); extraordinary expenses (including indemnification payments, costs and expenses); fees and expenses incurred in connection with any tax audit by any governmental authority, including any related administrative settlement and judicial review; fees, expenses and losses incurred or arising in connection with any errors caused by, or dispute with, an exchange; and fees and expenses incurred in connection with the reorganization, dissolution, winding-up or termination of the Company.

"Company Legal Matters" has the meaning given to such term in Section 14.26.

"Confidential Information" has the meaning given to such term in Section 9.7.

"Covered Person" means (a) each Unitholder, (b) each officer, director, shareholder, partner, member, Affiliate, employee, agent or representative of each Unitholder (c) each officer, manager (including the Manager and Manager Affiliates), employee, agent or representative of the Company or (d) the "partnership representative" as defined in the Audit Rules.

"Damages" has the meaning given to such term in Section 7.12(a).

"Drag-Along Notice" has the meaning given to such term in Section 8.6.

"Fair Value" means the fair value of the Company which a willing buyer having all relevant knowledge about the Company would pay a willing seller for substantially all the assets of the Company as determined by an independent third-party appraiser selected by the Manager.

"Fiscal Year" has the meaning given to such term in Section 9.4.

"Gross Offering Proceeds" means the aggregate amount received by the Company for Class B Units in connection with the Offering.

"Incapacity" means any of the following:

(a)   if a Unitholder is an individual, the adjudicated incompetency or death of an individual Unitholder, and shall also include the death of an individual Unitholder when that Unitholder has transferred all or any part of such Unitholder's Interest to an entity with an extended life (e.g., corporation or trust);

(b)   if a Unitholder is a trust, the termination of the trust;

(c)   if a Unitholder is a partnership or limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company;

(d)   if a Unitholder is a corporation, the dissolution of the corporation or the revocation of its charter; or

(e)   if a Unitholder is an estate, the distribution by the fiduciary of the estate's Interest.

"Interest" means the entire ownership interest (which may, either for a Unitholder's Capital Account or for a Unitholder's share of Profits, Losses or Net Cash Flow, be expressed in Units) of a Unitholder in the Company, including the rights and obligations of Unitholders under this Agreement and the Act.

"Internal Rate of Return" means the rate, determined as set forth herein, which will discount distributions of Net Cash Flow to a Unitholder by the Company to an amount equal to the Capital Contributions made by such Unitholder. A specified Internal Rate of Return (the "Applicable IRR") shall be deemed to have been attained as of any date that (i) the sum of the separate present values of each distribution of Net Cash Flow to the Unitholder, when discounted to their present values as of the date of the Capital Contribution made by such Unitholder, using a discount rate equal to the Applicable IRR is equal to (ii) the sum of the separate present values of each Capital Contribution made to the Company by such Unitholder, when discounted to their present values as of the date of the Capital Contribution made by such Unitholder, using the same specific discount rate as referred to above. The XIRR function in

Microsoft Excel, U.S. English Version MS Excel 2010 shall be used to calculate whether an Applicable IRR is obtained. The Internal Rate of Return with respect to any Unitholder shall be deemed to include any amount paid or received by any predecessor in interest of any Unitholder.

"Investment Company Act" means the Investment Company Act of 1940, as amended.

"Law Firms" has the meaning given to such term in Section 14.26.

"Liquidator" has the meaning given to such term in Section 12.1(a).

"Manager" has the meaning given to such term in Section 7.2(a).

"Manager Affiliates" means any member, officer, director, manager, employee, agent, consultant or representative of the Manager or any Person who is otherwise an Affiliate of the Manager.

"Net Cash Flow" means, for any Fiscal Year, (A) the sum of (i) all cash receipts of the Company from any sources for such period other than Capital Contributions or loan proceeds, plus (ii) any funds not otherwise expended and released into the general fund by the Manager from previously established reserves (referred to in (B)(ii) below) less (B) the sum of (i) all cash expenditures of the Company for such period not funded by Capital Contributions, loan proceeds or paid out of previously established reserves, plus (ii) any increases in reserves as determined by the Manager.

"Management Fee" has the meaning given to such term in Section 7.2(f).

"Offering" means the offering of the Class B Units.

"Person" means an individual, corporation, partnership, limited liability company, joint stock company, trust, association, unincorporated entity, or any division thereof.

"Per Unit Offering Price" has the meaning given to such term in Section 4.1(b).

"Per Unit Redemption Price" has the meaning given to such term in Section 8.3(c).

"Percentage Interest" means, with respect to any Unitholder, the total number of Units held by such Unitholder (of whatever Class), divided by the total number of Units of the Company then outstanding.

"Preferred Return" means the preferred return on each Class B Unitholder's respective unreturned Capital Contribution in an amount equal to 6.00% per annum. For avoidance of doubt, any portion of the Preferred Return that is not distributed to the Class B Unitholders in any Fiscal Year will be accrued.

"Prime Rate" means the lowest prime rate of interest, published by *The Wall Street Journal* on any Redemption Date (or if such a day is not a business day, the immediately preceding business day), as the "base rate" on corporate loans at large money center commercial banks.

"Profits" and "Losses" means, for each Fiscal Year (or other period for which Profits and Losses must be computed), the Company's taxable income or tax loss determined in accordance with IRC § 703(a), with the following adjustments:

(a)   all items of income, gain, loss, deduction, or credit required to be stated

separately pursuant to IRC § 703(a)(1) shall be included in computing Profits or Losses;

(b)   any tax-exempt income of the Company, not otherwise taken into account in computing Profits and Losses, shall be included in computing Profits or Losses;

(c)   any expenditures of the Company described in IRC § 705(a)(2)(B) (or treated as such pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profits or Losses, shall be subtracted from Profits or Losses;

(d)   gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes;

(e)   in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing Profits or Losses, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(f)   notwithstanding any other provision of this definition, any items which are specially allocated pursuant to the Regulatory Allocations shall not be taken into account in computing Profits or Losses.

"Property" has the meaning given to such term in Section 3.1.

"Property Manager" means any Person engaged by the Manager on behalf of the Company to provide certain management services at the Property.

"Redemption Date" has the meaning given to such term in Section 8.3(c).

"Redemption Notice" has the meaning given to such term in Section 8.3(c).

"Redemption Price" has the meaning given to such term in Section 8.3(c).

"Redeemed Unitholder" has the meaning given to such term in Section 8.3(c).

"Regulatory Allocations" has the meaning given to such term in Section 13.8.

"Representative" means a Person's executor, administrator, committee or analogous fiduciary.

"Requesting Unitholder" has the meaning give to such term in Section 8.3(d).

"Securities Act" means the Securities Act of 1933, as amended.

"Section 83 Proposed Regulations" has the meaning given to such term in Section 13.13(a).

"Side Letter Agreement" means any side letter or similar separate written agreement between the Company and one or more Unitholders that establishes rights, responsibilities or obligations outside of this Agreement or otherwise supplements or alters the terms hereof.

"Substituted Members" are assignees of Units who have been admitted to membership under this

Agreement and the Act with respect to their Units in accordance with the procedures set forth in <u>Section 8.1(b)</u>.

"<u>Tax Distributions</u>" has the meaning given to such term in <u>Section 5.2</u>.

"<u>Tax Liabilities</u>" has the meaning given to such term in <u>Section 13.14</u>.

"<u>Total Capital Stack</u>" means the sum of (i) the aggregate of all Capital Contributions to the Company by the Unitholders <u>plus</u> (ii) all debt incurred by the Company <u>plus</u> (iii) all debt reasonably expected to be incurred by the Company in connection with the development of the Property.

"<u>Transfer</u>" has the meaning given to such term in <u>Section 8.1(a)</u>.

"<u>Treasury Regulations</u>" means existing and future U.S. Treasury regulations promulgated by the U.S. Internal Revenue Service, as the same may be amended from time to time.

"<u>Unitholders</u>" means all holders of Units, whether such holders have membership rights with respect to their Units or are merely assignees (as described in <u>Section 8.1(c)</u>) with respect to their Units; <u>provided</u>, <u>however</u>, that usage of the term "Unitholder" throughout this Agreement will be subject to the limitations on the rights of assignees set forth in <u>Section 8.1(c)</u>.

"<u>Units</u>" means a unit of membership interest in the Company, which shall reflect a Unitholder's relative ownership interest in the Company. Distributions or allocations made in proportion to or pro rata with the Units shall be based upon relative Units as of the record date for distributions and in accordance with IRC § 706(c) and (d).

"<u>Unreturned Capital Contribution</u>" means with respect to any Units, the total Capital Contributions with respect to such Units, less all amounts previously distributed with respect to such Units pursuant to <u>Article 5</u>.

"<u>Voting Majority</u>" means the approval of Unitholders holding a majority of the issued and outstanding Units of whatever class. In connection with matters brought before the Unitholders for approval by "Voting Majority," Units held by an assignee who has not been admitted as a Substituted Member will not be treated as outstanding for purposes of determining whether the applicable percentage has been obtained.

"<u>Written Plan</u>" has the meaning given to such term in Section 9.06.

16.   Except as expressly amended or otherwise modified by this Amendment, the Members hereby ratify and affirm the terms and provisions of the existing LLC Agreement

17. This Amendment may be executed by the parties in one or more counterparts; all counterparts collectively shall constitute a single instrument, while each such counterpart shall be considered an original.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

COMPANY:

915 + MAIN LLC, a South Carolina limited liability company

By: Matthew McPheely, its Manager

By: _____
Name: Matthew McPheely
Title: Manager

MANAGER:

Matthew McPheely, its Manager

By: _____
Name: Matthew McPheely
Title: Manager

[Signature Page to LLC Agreement]

ATTACHMENT A
to
LIMITED LIABILITY COMPANY AGREEMENT
of
915 + MAIN LLC

Unitholders and Capital Accounts

(Maintained with the books and records of the Company at the Manager's principal office.)

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

915 + Main, LLC
306 Randall St, Greenville, SC 29609

Ladies and Gentlemen:

The undersigned understands that 915 + Main LLC, a Limited Liability Company organized under the laws of South Carolina (the "Company"), is offering up to $1,070,000.00 of Class C LLC/Membership Interests (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 8, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 12:00 a.m. New York time on August 31, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Private Securities (the "Escrow Agent") from the undersigned by the transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the

amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of South Carolina, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Vicinity, LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Vicinity, LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Vicinity, LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Vicinity, LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such

information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been

registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

> **Address**: 306 Randall St, Greenville SC 29609
> **Email**: matt@chapelgvl.com
> **Attention**: Matt McPheely

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to _____ for _____.

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____

(both names if held jointly)

*****

_____
Signature

_____
Name (Please Print)

_____
Email address

_____

_____
Address

_____
Telephone Number

_____
Social Security Number/EIN

_____
Date

*****

This Subscription is accepted on _____

915 + Main, LLC

By: _____

Name: Matthew McPheely
Title: Manager